Management's Discussion and Analysis

The following discussion of the operating results and financial position of the Company should be read in conjunction with the accompanying audited consolidated financial statements and related notes.

This financial information was prepared in accordance with accounting principles generally accepted in Canada. Reference should be made to note 15 of the consolidated financial statements for a reconciliation of Canadian and U.S. generally accepted accounting principles. All amounts are in U.S. dollars unless otherwise indicated.

Overview

Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, proceeding with a feasibility study at its Corcoesto gold project, rapidly advancing the development of its Aguablanca nickel-copper-PGM deposit and exploring for gold and nickel on its large landholdings on the Iberian Peninsula.

In 2002, the Company's gold operations delivered record production and cash flow resulting in a profitable year for Rio Narcea. On the nickel side, the Company achieved key milestones in advancing the development of the Aguablanca project towards production by completing a positive bankable feasibility study, signing a mandate for project financing and concluding an off-take agreement for the sale of its nickel concentrates. With an improved balance sheet and a positive market outlook for both gold and nickel, Rio Narcea is well positioned to provide significant benefits to its shareholders.

Key Highlights

- Record gold production of 177,225 ounces at a cash operating cost[a] of $143 per ounce
- Net earnings of $9.7 million ($0.13 per share)
- Operating cash flow of $14.1 million
- Reduction of $11 million in short-term bank indebtedness and long-term debt
- Completion of special warrant financing for gross proceeds of CDN $7.2 million (US $4.5 million) in March 2002
- Significant reduction of hedge book
- Signing of a mandate letter for Aguablanca project financing
- Completion of special warrant financing for gross proceeds of CDN $27 million (US $17.7 million) in February 2003

(a) See Non-GAAP measures section.

Results of Operations

For the fiscal year ended December 31, 2002, Rio Narcea generated a profit of $9,697,500 ($0.13 per share) compared to a net loss of $3,714,500 ($0.06 per share) in 2001 and a net loss of $7,407,500 ($0.11 per share) in 2000.

Revenues

Record gold production for the second consecutive year at the Company's gold operations resulted in revenues increasing to $55,506,300 in 2002 compared to $33,956,000 in 2001 and $24,405,300 in 2000. The increase in revenue was a result of higher production and a significant improvement in the realized gold price.

The Company achieved record gold production of 177,225 ounces in 2002, a 42% increase from 2001 and an 83% increase from 2000. This significant rise was the result of higher head grades combined with higher mill throughput and improved recoveries.

Gross Revenue
(millions)


$60
$40
$20
$ 0
2000
2001
2002

Summary of Gold Operations

	2002	2001	2000
Tonnes of ore milled	**753,411**	649,149	723,588
Grade (g/t)	**7.8**	6.5	4.6
Recovery (%)	**94.4**	91.2	89.7
Gold production (oz)	**177,225**	124,363	97,016
Cash operating cost ($/oz)[a]	**143**	219	295
Total operating cost ($/oz)[a]	**268**	268	307

(a) See Non-GAAP measures section.

The average realized gold price, including the gold and foreign exchange cash hedging effect, increased to $307 per ounce in 2002 from $263 per ounce in 2001 and $247 per ounce in 2000 as a result of the combined impact of a higher average spot price and a smaller loss from the foreign exchange hedging. The average spot price in 2002 was $310 per ounce versus $271 per ounce in 2001 and $279 per ounce in 2000. The remaining foreign exchange hedging expired in January and February 2002.

A reconciliation of gold sales before giving effect to hedging transactions to gold sales in the consolidated statements of operations and deficit is as follows:

	2002		2001		2000	
	$000	**$/oz**	$000	$/oz	$000	$/oz
Gold sales before hedging	**54,680**	**309**	33,782	272	26,338	271
Cash gold hedging effect	**(6)**[a]	**(0)**	724	6	1,350	14
Cash foreign exchange hedging effect	**(300)**	**(2)**	(1,756)	(15)	(3,750)	(38)
Realized gold sales	**54,374**	**307**	32,750	263	23,938	247
Non-cash gold hedging effect	**1,132**	**6**	1,172	10	338	3
Gold sales	**55,506**	**313**	33,922	273	24,276	250
Average spot price		**310**		271		279
Production (oz)		**177,225**		124,363		97,016

(a) Does not include the acquisition cost of the gold calls settled in May 2002.

Operating Expenses

Operating expenses totaled $47,481,500 in 2002 compared to $33,330,200 and $29,824,700 in 2001 and 2000, respectively. Additional gold production is the main reason for this increase. Total operating cost per ounce *(see Non-GAAP measures section)* amounted to $268 in 2002 compared to $268 in 2001 and $307 in 2000.

Cash Operating Costs
($/oz)


$300
$200
$100
$ 0
2000
2001
2002

Cash operating costs per ounce *(see Non-GAAP measures section)* declined markedly to $143 in 2002 from $219 in 2001 and $295 in 2000 as a result of increased gold production combined with higher grade and higher recoveries. In 2001, production was slightly hampered in June and July by ore from the Boinas East pit, which contained unexpectedly high copper grades and certain impurities, resulting in increased copper concentrate treatment charges and the stockpiling of approximately 100,000 tonnes of high-grade ore containing 7 to 8 grams per tonne gold and up to 3% copper. This ore was blended with lower copper grade ore and processed in the first half of 2002.

Mining costs incurred on development activities comprising the removal of waste rock to initially expose the ore at open pit mines ("overburden removal"), commonly referred to as "deferred stripping costs," are capitalized. Amortization is calculated using the units-of-production method, based on estimated recoverable metals, specifically ounces of gold for gold projects and tonnes of nickel for nickel projects, in current operating mines (proven and probable mineral reserves). Amortization is charged to operating costs as metal (gold or nickel) is produced and sold, using a stripping ratio calculated as the ratio of total cubic metres to be moved to total metal (ounces of gold or tonnes of nickel) to be recovered over life of the mine. Applying this ratio yields a theoretical amount of overburden moved in a year, the total costs for which are determined by using an average cost per cubic metre. The average cost per cubic metre is calculated using (i) actual costs of overburden removal incurred to date, with no reference to future expenditures and (ii) actual cubic metres of overburden removed to date. This results in the recognition of the cost of stripping activities over the life of the mine as metal (gold or nickel) is produced and sold. The application of the accounting for deferred stripping costs and resulting timing differences between costs capitalized and costs amortized generally results in an asset on the balance sheet, although it is possible that a liability could arise if amortization of the capitalized costs exceeds the costs being capitalized over an extended period of time.

The stripping ratio for 2002, 2001 and 2000 in cubic metres per tonne of overburden to proven and probable ounces of gold was approximately 53:1, 56:1 and 51:1, respectively. There has been no stripping activity in relation to nickel projects during 2002, 2001 and 2000.

The deferred stripping cost per ounce of gold produced in 2002, 2001 and 2000 was $96, $90 and $87, respectively. The cost per ounce of gold produced in the local operations functional currency was €102, €101 and €94, respectively. Differences, from year-to-year, in the stripping ratio and the average cost per cubic metre originate from variations in proven and probable mineral reserves, changes in pit design, changes in the cost of waste moved in a year and variations in the estimate of waste to be moved over the life of the mine. The Company does not expect significant variations in these factors in the future. An increase in the stripping ratio, year-over-year, results in more amortization recorded in the statement of operations and a decrease in the stripping ratio, year over year, results in the opposite effect.

The amount of deferred stripping costs expensed for the year ended December 31, 2002, was approximately $17,059,500 compared to $11,239,700 in 2001 and $8,444,600 in 2000. These amounts are included in Deferred stripping and other mining expenses on the consolidated statements of operations and deficit.

Some mining companies expense stripping costs as incurred, which, if followed by the Company, would result in greater volatility in year-to-year results of operations. During 2002, there were less stripping costs capitalized than amortized, due to the ratio of cubic metres of waste removed to total cubic metres to be removed over the life of the mine being lower than the ratio of ounces of gold produced to total ounces of gold produced over the life of the mine. Therefore, operating costs are higher than they would have been if actual stripping costs were expensed in the year they were incurred. The opposite occurred during 2001 and 2000. If stripping costs had been expensed as incurred, operating costs would have decreased by $4,818,200 in 2002, and increased by $3,315,900 in 2001 and $6,890,900 in 2000.

The deferred stripping accounting described above does not give rise to an increase or a decrease in the actual ore grade extracted. In addition, mining costs associated with waste removal, other than overburden removal, are not capitalized. Deferred stripping costs are evaluated for recovery by aggregating such costs with the mineral property costs for the property to which they relate and applying the methodology as described under note 2 - Mineral properties - *(vi)* Property evaluations.

Depreciation and Amortization

Depreciation and amortization expenses in 2002 were $9,180,500 compared to $5,142,400 and $3,388,500 in 2001 and 2000, respectively. On a per ounce of gold produced basis, depreciation and amortization was $52 in 2002, $41 in 2001 and $35 in 2000. The increase in 2002 is due to the effect of the Euro/US$ exchange rate together with the effect of the variation of the gold reserves.

Exploration Costs

Exploration costs were $2,737,700 during 2002 compared to $2,342,900 in 2001 and $2,575,900 in 2000. The increase in 2002 reflected the Company's exploration activities at Aguablanca before completion of the bankable feasibility in July 2002, amounting to $2,002,000 in 2002 and $1,763,300 in 2001.

Administrative and Corporate Expenses

Administrative and corporate expenses for the year ended December 31, 2002, increased to $3,583,200 from $1,703,500 in 2001 and $1,957,200 in 2000 due primarily to higher legal, accounting and financial advisory fees and increased corporate activity in light of the development of the Aguablanca nickel mine.

Financial Revenues and Expenses

Financial revenues and expenses amounted to net revenues of $1,672,700 in 2002 compared to net expenses of $4,340,300 and $1,988,100 in 2001 and 2000, respectively.

Interest income amounted to $102,600 in 2002 compared to $31,200 and $124,600 in 2001 and 2000, respectively, corresponding to higher cash balances.

The Company realized gains of $3,810,600 on foreign currency exchange compared to losses of $1,105,500 in 2001 and gains of $663,500 in 2000. The Company's debt facilities are denominated in U.S. dollars. The strengthening of the Euro in 2002 resulted in a greater purchasing power when measured in U.S. dollars.

Interest expense and amortization of financing fees in 2002 declined to $2,240,500 from $3,266,000 in 2001 and $2,776,200 in 2000 as a direct result of the decrease in long-term debt and U.S. interest rates paid on its loan facilities. The increase from 2000 to 2001 was the result of a higher level of debt partly offset by lower U.S. interest rates.

Capital Resources and Liquidity

Operating Activities

Cash flow from operating activities totaled $14,138,300 in 2002 compared to negative $916,900 in 2001 and negative $8,006,700 in 2000. Before changes in non-cash working capital items, operating cash flow amounted to $20,811,300 in 2002 compared to negative $884,400 in 2001 and negative $10,681,000 in 2000. The significant improvement was largely due to higher production and reduced production costs from gold operations.

Cash Flow from Operations
(millions)


$15
$ 0
-$15
2000
2001
2002

Investing Activities

Capital expenditures incurred in 2002 totaled $5,757,500 compared to $6,372,200 in 2001 and $5,213,600 in 2000. Of this amount, approximately $3,055,300 was for mine development ($4,125,900 in 2001 of which $1,500,000 was associated with the acquisition of the Aguablanca project from Atlantic Copper; $2,745,800 in 2000) and $2,702,200 was for land, buildings and equipment ($2,246,300 in 2001; $2,467,800 in 2000).

During 2002, the Company collected a total of $1,966,700 in grants compared to $474,100 in 2001 and $3,915,300 in 2000. The Company collected the total outstanding amounts as at December 31, 2001, from the Directorate-General of Regional Economic Incentives (IFR) subsidies.

Financing Activities

The exercise of share purchase options granted to Deutsche Bank and employee stock options generated proceeds of $4,304,700 in 2002. On July 5, 2002, share purchase options that had been previously issued to Deutsche Bank, S.A.E ("Deutsche Bank") under a $4,000,000 credit facility in respect of the Aguablanca project were exercised into 5,825,809 common shares for gross proceeds to the Company of $4,000,000. Coincident with the options exercise, the Company prepaid the principal amount owing under the facility. The Company also realized $304,700 from the exercise of employee stock options during 2002. In 2001, the Company recorded net proceeds of $184,200 ($2,018,500 in 2000) from the issue to Barrick Gold Corporation of 128,507 common shares of the Company (1,345,000 common shares in 2000) at a price of CDN$2.25 per share (CDN$2.25 per share in 2000) pursuant to the January 25, 2000, Naraval exploration agreement.

In March 2002, the Company strengthened its balance sheet by completing a placement of 9,000,000 special warrants at a price of CDN$0.80 per special warrant to raise gross proceeds of CDN$7,200,000 (US$4,548,800). Net proceeds to be received after payment of expenses related to the offering were $4,101,900 (excluding expenses of $188,100, being the fair value of the additional warrants granted to the agent as part of its fees). Each special warrant was exercised to acquire, without further payment and on March 14, 2003, 1.1 common shares of the Company. The Company obtained a receipt for a final prospectus on March 7, 2003.

Proceeds from bank loans and other long-term liabilities totaled $1,401,200 in 2002. During 2002, the Company obtained a $904,800 loan from the Industrial and Technological Development Centre and reimbursable subsidies of $496,400 granted by the Ministry of the Economy. In 2001, they totaled $6,258,400 and consisted of the drawdown of $3,000,000 from its credit facility of $4,000,000 and $1,500,000 from its working capital facility with Deutsche Bank, and obtained loans with other banks totaling $1,758,400. The credit facility, discussed above, granted in June 2001 was used to finance the acquisition, feasibility study and exploration of the Aguablanca project.

Debt repayments with respect to existing loan facilities amounted to $13,706,500 during 2002. They included $3,000,000 repaid to Deutsche Bank to retire the Aguablanca current account credit facility (repayment of $4,000,000 net of the drawdown of the remaining $1,000,000 of the credit facility made in early 2003), scheduled payments totaling $4,750,000 to Deutsche Bank relating to the term loan facility, repayment of the $1,500,000 working capital facility, prepayment of $1,000,000 of the April 2003 scheduled payment to Deutsche Bank and other loans amounting to $3,167,100 related to VAT and grants. In addition, there was a reduction of $289,400 in accrued interest during 2002.

Balance Sheet

Total assets increased to $86,240,500 at December 31, 2002, from $75,721,100 in the previous year principally attributable to a higher cash balance and an increase in stockpiled ore. Cash and cash equivalents increased by $5,931,400 to $7,736,500. The improvement in the cash position of the Company resulted from the excellent cash flows generated by the gold operations. Stockpiled ore increased by $4,479,700, which represents approximately seven months of plant capacity. The value of mineral properties, net of depreciation, decreased to $27,712,700 in 2002 from $28,881,200 in 2001.

The Company's working capital improved significantly at the end of 2002 to $9,068,900 compared to a deficit position of $9,995,400 at the end of 2001 due to the increase in cash and stockpiled ore, and the reduction in short-term debt. The 2001 working capital deficit resulted primarily from the following factors: (i) the capital expenditures necessary to accelerate waste removal at El Valle in accordance with the revised mine plan implemented in mid-year 2000, and (ii) the inclusion of the short-term portion of the long-term debt with Deutsche Bank, amounting to $4,750,000, as a current liability.

Long-term debt was $13,592,800 at December 31, 2002, compared to $19,228,000 at the end of 2001.

Shareholders' equity increased to $52,992,100 in 2002 from $28,515,900 in 2001. This increase resulted mainly from the combination of the net income of $9,697,500 for the year, the positive foreign currency translation adjustment of $6,766,100 due to the appreciation of the Euro in relation to the U.S. dollar, the issuance of common shares totaling $4,652,100 and the net proceeds of $3,913,800 from a special warrant issue.

Significant Critical Accounting Policies

The preparation of the Company's financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reporting period. The most critical accounting principles upon which the Company's financial status depends are those requiring estimates of proven and probable mineral reserves, recoverable metals therefrom and/or assumptions of future commodity prices. Such estimates and assumptions affect the value of inventories (which are stated at the lower of average cost or net realizable value), the potential impairment of long-lived assets and the ability to realize income tax benefits. These estimates and assumptions also affect the rate at which depreciation and amortization are charged to income. In addition, management estimates costs associated with reclamation of mining properties as well as remedial costs for inactive properties. On an ongoing basis, management evaluates its estimates and assumptions. However, actual amounts could differ from those based on such estimates and assumptions. A summary of the significant accounting policies, including critical accounting policies, is set forth in note 2 of the consolidated financial statements.

Risk and Uncertainties

The El Valle and Carlés gold mines are the Company's main operating assets. The Company's success is ultimately dependent upon the ability of the Company to continue the development and economical exploitation of its mineral reserves. In addition, fluctuations in commodity prices, primarily gold, and currency exchange rates and other unforeseeable events impact the Company's ability to continue to finance and develop its projects.

Rio Narcea enters into hedging transactions to mitigate the risk of declining commodity prices in accordance with policies approved by its Board of Directors. Pursuant to the Company's loan arrangement with Deutsche Bank, the Company entered into put and call option contracts to cover gold market and exchange rate risks for the period of this credit facility. This gold hedging program is not subject to margin requirements and still provides the Company with significant leverage to future gold price increases. In May 2002, the Company purchased US$365 calls with maturity in 2003 and subsequent years and de-designated existing written calls as hedges. The acquisition cost of these calls was $1,090,700. The estimated fair value of the Company's hedge book as at December 31, 2002 is negative $333,000 based on the market conditions prevailing at that date.

While revenues from mining operations are received in U.S. dollars and prices for the metals that Rio Narcea sells are quoted in U.S. dollars, the majority of operating and capital costs are paid in Euros, which can give rise to significant foreign currency transaction exposure. Rio Narcea has gold puts denominated in Euros to partially mitigate this risk. The Company has also employed foreign currency hedging transactions, which have expired as of February 2002.

The following table details the Company's hedging position as at December 31, 2002:

Gold Year	Type of Contract	Ounces	Price per Ounce
2003-2006	Put	76,540	US$280
		270,902	€300
	Call	194,154 [(a)]	€405
2003-2006	Forward	13,647	US$300.98

(a) In February 2003, the Company purchased €405 per ounce gold calls representing 82,736 ounces. After the transaction there are only written calls on 111,418 ounces of gold without matching purchased calls *(see Subsequent Events).*

The Company's earnings and cash flows can be significantly affected by fluctuations in commodity prices and currency exchange rates. Based on 2003 production estimates, the approximate sensitivities of these to a 10% change in commodity prices and currency exchange rates are shown in the bar chart to the right.

The mining industry is generally subject to risks and hazards, including operational accidents, unexpected mining conditions, safety issues and extreme weather conditions that can have a material impact on costs and cash flows. Although Rio Narcea maintains insurance to protect against general and industry specific risks, there can be no assurance that it would provide sufficient coverage under every circumstance.

Estimated 2003 commodity price and currency exchange sensitivities
(millions)


Cash Flow
Earnings
10% Increase
Euro/US$
$3.4
$4.6
Gold
$4.9
$4.9
10% Decrease
Euro/US$
($2.3)
($3.5)
Gold
($3.8)
($3.8)

The Company regularly reviews its environmental management programs and believes it has made reasonable provisions for future reclamation and closure costs for its operations in the consolidated financial statements. The Company does not foresee any changes in environmental laws and regulations in the countries it operates that would adversely impact producing and development properties, however, it cannot guarantee that the possibility of such changes would not occur.

The Company believes it will be able to fund future investments in its mineral properties through internally generated cash flow, existing working capital and a combination of debt, equity and grants. There can be no assurance the Company will be able to raise additional debt or equity financing, or that future government grants will be made available to the Company. In particular, there is no assurance at this time that the Company will be able to obtain third party financing to further advance the Aguablanca project towards the commencement of commercial production. However, the Company could seek a partnership or an alternative arrangement to advance its mineral properties.

Subsequent Events

Off-take Agreement Signed for Aguablanca Project

On January 14, 2003, the Company entered into a long-term off-take agreement (the "Agreement") with Glencore International AG ("Glencore") for the sale of nickel concentrate from the Aguablanca project. Under the terms of the Agreement, Glencore will purchase 100% of the annual production of concentrate from the Aguablanca project until 2010.

Prepayment of Deutsche Bank Loan to Free Up Cash Flow

On January 31, 2003, the Company prepaid a portion of debt outstanding under its credit agreement with Deutsche Bank in the aggregate amount of $2,562,500. This prepayment comprised the remaining amount of the instalment due in April 2003 ($1,375,000) and 50% of an instalment due in October 2003 ($1,187,500). The drawdowns under the credit agreement were used by Rio Narcea to finance its El Valle and Carlés gold operations.

In consideration of the early prepayments, Deutsche Bank has agreed to allow Rio Narcea to use cash flow from its El Valle and Carlés gold operations, up to and including October 31, 2003, to finance the development of Rio Narcea's Aguablanca mine as well as its other gold and nickel projects: Corcoesto project, Lugo project and Ossa Morena project.

Special Warrant Financing

On February 6, 2003, the Company further strengthened its financial position by completing an equity financing of 12,000,000 special warrants at a price of CDN$2.25 per special warrant with a syndicate of underwriters for gross proceeds of CDN$27,000,000 (US$17.7 million). Each special warrant entitles the holder to acquire, without further payment and until June 7, 2003, one common share of the Company. The net proceeds will be used to fund the equity portion of the construction of the Aguablanca project, pay down corporate debt and for general working capital purposes. A receipt for the final prospectus was received on March 7, 2003, and the special warrants were exercised into common shares of the Company on March 14, 2003.

Reduction of Hedge Book

In February 2003, the Company purchased €405 per ounce gold calls representing 82,736 ounces. After the transaction there remains only €405 per ounce written calls on 111,418 ounces of gold without matching purchased calls. There is also a small forward sales contract (13,647 ounces through 2006 at US$301 per ounce).

Outlook

Gold production for 2003 is expected to be approximately 155,000 ounces at a cash cost of $135 per ounce. There are no major capital expenditures budgeted at the El Valle operation during 2003 other than the continuation of the underground development below the mined out Boinas East pit and expansion of the tailings facilities. Rio Narcea's gold exploration efforts will continue to focus on reserve replacement and resource conversion at the El Valle operation, completion of the Corcoesto feasibility study and evaluation of the Lugo project (Rio Narcea earning a 70% interest). The Company has budgeted a $4.4 million gold exploration program for 2003.

Construction of the Aguablanca nickel mine will commence immediately after closing the project loan facility and receiving final mining permits. The project remains on target for commissioning at the end of the first quarter of 2004. Aguablanca is anticipated to produce annually approximately 18 million pounds of nickel, 11 million pounds of copper and 20,000 ounces of PGM. Capital expenditures for Aguablanca are estimated at $62.5 million in 2003 (including VAT and necessary working capital). Rio Narcea also plans to spend approximately $3 million in nickel exploration on its large landholdings in the region.

Non-GAAP Measures

Cash cost per ounce data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of the operating mines to generate cash flow. The data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

A reconciliation of cash cost per ounce to the consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	2002		2001 (restated)		2000 (restated)	
	$000	**$/oz**	$000	$/oz	$000	$/oz
Deferred stripping and other mining expenses	**20,566**	**116**	13,947	112	11,515	119
Plant expenses	**9,147**	**52**	7,996	64	8,342	86
Smelting, refining and transportation	**3,599**	**20**	4,720	38	4,729	49
Sale of by-products	**(2,639)**	**(15)**	(2,521)	(20)	(2,665)	(27)
Adjustments:						
Reclamation costs	**(492)**	**(3)**	(225)	(2)	(191)	(3)
Stripping	**(4,818)**	**(27)**	3,316	27	6,891	71
Cash operating cost[(a)]	**25,363**	**143**	27,233	219	28,621	295
Depreciation and amortization expenses	**9,181**	**52**	5,142	41	3,389	34
Adjustments	**5,310**	**30**	(3,091)	(25)	(6,700)	(69)
Total production cost[(a)]	**39,854**	**225**	29,284	235	25,310	260
Administrative and corporate expenses	**3,583**	**20**	1,703	14	1,957	20
Exploration costs	**2,738**	**15**	2,343	19	2,576	27
Other income (expense)	**1,307**	**8**	0	0	(18)	0
Total operating cost	**47,482**	**268**	33,330	268	29,825	307
Production (oz)		**177,225**		124,363		97,016

(a)Cash operating cost and Total production cost per ounce data is calculated in accordance with The Gold Institute Production Cost Standard. The Gold Institute is a worldwide association of suppliers of gold and gold products and includes leading North American gold producers. Adoption of the Standard is voluntary and the data presented may not be comparable to other similarly titled data presented by other companies.

New Accounting Standards

Canadian GAAP Standards

In November 2001, the CICA issued a new Accounting Guideline, “Hedging Relationships” (“AcG-13”) to provide guidance for applying hedge accounting principles. AcG-13’s scope is mainly limited to providing rules for determining when hedge accounting can be used. A key feature of the guideline is the need to have documentation of hedging relationships in place in order to achieve hedge accounting. In December 2002, the CICA approved proposed amendments to AcG-13 to clarify certain of the requirements in AcG-13 and provide additional application guidance. The proposed amendments will be finalized in the first half of 2003 and will be applicable when AcG-13 becomes effective for fiscal years beginning on or after July 1, 2003.

In December 2002, the CICA amended Handbook Section 3475, “Disposal of Long-lived Assets and Discontinued Operations” (“CICA 3475”). CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. CICA 3475 applies to disposal activities initiated on or after May 1, 2003.

In January 2003, the CICA issued a new accounting guideline, “Disclosures of Guarantees” (“AcG-14”), to provide guidance for disclosure of significant information about guarantees a company has provided, without regard to whether a company will have to make any payments under the guarantees and in addition to the accounting required by Contingencies, Section 3290. AcG-14 is applicable to annual and interim periods beginning on or after January 1, 2003.

In January 2003, the CICA issued a new Handbook Section 3063, “Impairment of Long-lived Assets” (“CICA 3063”). CICA 3063 replaces requirements on the impairment of assets previously contained in Section 3061, “Property, Plant and Equipment,” and harmonizes Canadian accounting for the impairment of long-lived assets with U.S. GAAP (Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”). As a result, it is not expected that there will be any impact upon adoption of this new Handbook Section. CICA 3063 will be effective for fiscal years beginning on or after April 1, 2003, with earlier adoption encouraged. Application of CICA 3063 is prospective.

In January 2003, the CICA issued a new Handbook Section 3110, "Asset Retirement Obligations" ("CICA 3110"). CICA 3110 replaces the requirements on future removal and site restoration costs contained in Handbook Section 3061, "Property, Plant and Equipment" and harmonizes the Canadian accounting for the recognition and measurement of liabilities and obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets with U.S. GAAP (Financial Accounting Standard No. 143, "Accounting for Asset Retirement Obligations"). CICA 3110 will be effective for fiscal years beginning on or after January 1, 2004. Earlier application is encouraged. Application of CICA 3110 is retroactive with restatement.

Although the Company is currently reviewing AcG-13, CICA 3475, AcG-14 and CICA 3110, the impact, if any, of these pronouncements on its consolidated financial statements has not been determined.

U.S. GAAP Standards

In June 2001, the Financial Accounting Standards Board ("FASB") approved Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" ("FAS No. 143"). The standard requires reporting entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. FAS No. 143 is applicable for years beginning after June 15, 2002.

During 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS No. 146"). FAS No. 146 requires that costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred. FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value; previously a liability was only recorded when a loss under a guarantee was probable and reasonably estimable. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

Although the Company is currently reviewing FAS No. 143 and FAS No. 146 and the recognition and measurement requirements of FIN 45, the impact, if any, of these pronouncements on its consolidated financial statements as reported under U.S. GAAP has not been determined.

Forward-looking Statements

This Annual Report contains "forward-looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditure, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea's current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca project and surrounding properties; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Management's Responsibility for Financial Information

The accompanying consolidated financial statements and all other financial information included in this report have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based on estimates and judgements. When alternative methods exist, management has chosen those it deems most appropriate in the circumstances to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles. The financial information presented throughout the annual report is consistent with that in the consolidated financial statements.

Rio Narcea maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the Company's assets are appropriately accounted for and adequately safeguarded, and financial information is relevant and reliable.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management's discussion and analysis.

The Audit Committee, composed of three non-management, independent directors, meets periodically with management and the independent auditors to report on internal accounting controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, the management's discussion and analysis, the independent auditors' report and examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its finding to the Board for its consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited, on behalf of the shareholders, by the Company's independent auditors, Ernst & Young LLP, in accordance with Canadian and United States generally accepted auditing standards. Ernst & Young LLP have full and free access to the Audit Committee.

Alberto Lavandeira
President and Chief Executive Officer

Omar Gómez
Chief Financial Officer

April 14, 2003

Auditors' Report

To the Shareholders of Rio Narcea Gold Mines, Ltd.

We have audited the consolidated balance sheets of Rio Narcea Gold Mines, Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.

As described in note 2 to the consolidated financial statements, the Company changed its accounting policy on stock-based compensation effective January 1, 2002.



Chartered Accountants

Toronto, Canada
March 31, 2003

Rio Narcea Gold Mines, Ltd.

Consolidated Balance Sheets

as at December 31
(Stated in U.S. dollars)

	2002	2001
ASSETS		
Current		
Cash and cash equivalents	$ 7,736,500	$ 1,805,100
Restricted cash *(note 3)*	287,900	338,500
Inventories *(note 4)*	2,315,800	2,033,000
Stockpiled ore	6,290,300	1,810,600
Accounts receivable		
Government grants *(note 5)*	581,700	1,834,000
VAT and other taxes *(note 13)*	2,571,100	2,675,400
Trade receivables	2,562,300	2,691,500
Other current assets *(note 8)*	2,413,800	1,489,300
Total current assets	24,759,400	14,677,400
Mineral properties, net *(note 6)*	27,712,700	28,881,200
Deferred stripping costs, net *(note 7)*	27,804,700	27,859,400
Other assets *(note 8)*	5,963,700	4,303,100
	$ 86,240,500	$ 75,721,100
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term bank indebtedness *(note 9)*	$ 151,400	$ 4,737,700
Accounts payable and accrued liabilities	11,489,900	12,750,900
Current portion of long-term debt *(note 9)*	4,049,200	4,877,000
Current portion of deferred revenue	–	2,307,200
Total current liabilities	15,690,500	24,672,800
Other long-term liabilities *(note 10)*	3,965,100	3,304,400
Long-term debt *(note 9)*	13,592,800	19,228,000
Total liabilities	33,248,400	47,205,200
Shareholders' equity		
Common shares *(note 11)*	84,098,400	79,446,300
Stock options *(note 11)*	706,800	–
Special warrants *(note 11)*	3,913,800	–
Common share purchase options *(note 9)*	972,900	2,233,000
Deficit	(29,350,200)	(39,047,700)
Cumulative foreign exchange translation adjustment	(7,349,600)	(14,115,700)
Total shareholders' equity	52,992,100	28,515,900
	$ 86,240,500	$ 75,721,100

Commitments and contingencies (notes 3, 5, 9 and 14)

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

John W. W. Hick
Director

Chris I. von Christierson
Director

Rio Narcea Gold Mines, Ltd.

Consolidated Statements of Operations and Deficit

For the years ended December 31
(Stated in U.S. dollars)

	2002	2001	2000
OPERATING REVENUES			
Gold sales	**$ 55,506,300**	$ 33,921,800	$ 24,276,400
Other operating revenues	**–**	34,200	128,900
	55,506,300	33,956,000	24,405,300
OPERATING EXPENSES			
Deferred stripping and other mining expenses	**(20,566,000)**	(13,946,600)	(11,514,600)
Plant expenses	**(9,146,500)**	(7,995,800)	(8,341,700)
Smelting, refining and transportation	**(3,598,900)**	(4,719,700)	(4,728,800)
Sale of by-products	**2,638,700**	2,521,200	2,664,600
Depreciation and amortization expenses	**(9,180,500)**	(5,142,400)	(3,388,500)
Exploration costs	**(2,737,700)**	(2,342,900)	(2,575,900)
Administrative and corporate expenses	**(3,583,200)**	(1,703,500)	(1,957,200)
Other income (expense)	**(1,307,400)**	(500)	17,400
	(47,481,500)	(33,330,200)	(29,824,700)
Operating earnings (loss)	**8,024,800**	625,800	(5,419,400)
FINANCIAL REVENUES AND EXPENSES			
Interest income	**102,600**	31,200	124,600
Foreign currency exchange gain (loss)	**3,810,600**	(1,105,500)	663,500
Interest expense and amortization of financing fees	**(2,240,500)**	(3,266,000)	(2,776,200)
	1,672,700	(4,340,300)	(1,988,100)
Income (loss) before income tax	**9,697,500**	(3,714,500)	(7,407,500)
Provision for income tax *(note 13)*	**–**	–	–
Net income (loss)	**9,697,500**	(3,714,500)	(7,407,500)
Deficit, beginning of year	**(39,047,700)**	(35,333,200)	(27,925,700)
Deficit, end of year	**$ (29,350,200)**	$ (39,047,700)	$ (35,333,200)
Net income (loss) per share - basic *(note 11)*	**$ 0.13**	$ (0.06)	$ (0.11)
Net income (loss) per share - diluted *(note 11)*	**$ 0.13**	$ (0.06)	$ (0.11)
Weighted average common shares outstanding - basic	**72,249,367**	65,018,690	64,846,050
Weighted average common shares outstanding - diluted	**77,561,447**	65,018,690	64,846,050

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

Consolidated Statements of Cash Flows

For the years ended December 31
(Stated in U.S. dollars)

	2002	2001	2000
OPERATING ACTIVITIES			
Net income (loss)	$ 9,697,500	$ (3,714,500)	$ (7,407,500)
Add (deduct) items not requiring cash			
Depreciation and amortization	9,180,500	5,142,400	3,388,500
Deferred financing fees	517,500	303,600	530,500
Reclamation liability accrual and Other long-term liabilities	1,176,900	225,400	191,200
Foreign exchange	(3,295,100)	1,350,200	(155,400)
Accretion of interest on long-term debt	282,900	295,900	–
Non-cash put/call program income	(1,131,600)	(1,171,500)	(337,500)
Options and shares granted	637,000	–	–
Loss on disposal of capital assets	18,200	–	–
Amortization of deferred stripping costs	17,059,500	11,239,700	8,444,600
Deferred stripping expenditures	(12,241,300)	(14,555,600)	(15,335,500)
Proceeds from settlement of put/call program	–	–	5,173,900
Purchase premium of the purchased call options	(1,090,700)	–	(5,173,900)
Changes in components of working capital			
Inventories	93,100	474,500	(173,700)
Stockpiled ore	(1,192,900)	(1,314,000)	200
VAT and other taxes	552,000	(690,300)	(840,300)
Trade receivables	129,200	(1,361,400)	1,208,900
Other current assets	(500,900)	129,800	(82,300)
Accounts payable and accrued liabilities	(5,753,500)	2,728,900	2,561,600
Cash provided by (used in) operating activities	14,138,300	(916,900)	(8,006,700)
INVESTING ACTIVITIES			
Expenditures on mineral properties	(5,757,500)	(6,372,200)	(5,213,600)
Grant subsidies received from the Spanish Government	1,966,700	474,100	3,915,300
Restricted cash	103,500	(32,000)	(321,000)
Long-term deposits and restricted investments	(23,100)	(16,900)	(33,500)
Cash used in investing activities	(3,710,400)	(5,947,000)	(1,652,800)
FINANCING ACTIVITIES			
Proceeds from issue of common shares	4,304,700	184,700	2,174,100
Financing fees on issue of common shares	–	(500)	(31,500)
Proceeds from issue of special warrants	4,548,800	–	–
Financing fees on issue of special warrants	(446,900)	–	–
Proceeds from bank loans and other long-term liabilities	1,401,200	6,258,400	24,025,200
Financing fees on bank loans	(197,700)	(240,800)	(1,394,700)
Repayment of bank loans	(13,706,500)	(188,100)	(18,842,000)
Cash provided by (used in) financing activities	(4,096,400)	6,013,700	5,931,100
Foreign exchange gain (loss) on cash held in foreign currency	(400,100)	493,300	184,200
Net increase (decrease) in cash during the year	5,931,400	(356,900)	(3,544,200)
Cash and cash equivalents, beginning of year	1,805,100	2,162,000	5,706,200
Cash and cash equivalents, end of year	$ 7,736,500	$ 1,805,100	$ 2,162,000
Supplemental cash flow information			
Interest paid in cash	1,685,900	2,648,200	2,102,000
Income taxes paid in cash	–	–	–

The accompanying notes are an integral part of these consolidated financial statements

Rio Narcea Gold Mines, Ltd.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

1. NATURE OF OPERATIONS

Organization and business

Rio Narcea Gold Mines, Ltd. (the "Company") is engaged in the exploration and development of mineral properties in Spain and Portugal through its subsidiaries Rio Narcea Gold Mines, S.A. ("RNGM, S.A."), Rio Narcea Recursos, S.A. ("RNR") and Naraval Gold, S.L. ("Naraval") *(see note 6)*. The Company was incorporated under the Canada Business Corporations Act on February 22, 1994, as a numbered company and began operations on July 8, 1994, with the acquisition of RNGM, S.A.

Investment in mineral properties

The Company started construction of a gold mine and plant at El Valle ("El Valle") in the first quarter of 1997 with commencement of commercial production in February 1998. In late 2000, the Company commenced production at the Carlés open pit gold mine ("Carlés"). In July 2002, the Company received a positive bankable feasibility for the open pit portion of its Aguablanca nickel deposit *(see note 6)*.

The return on the investments made by the Company in its mining rights will depend on its ability to find and develop mineral reserves and on the success of its future operations including the following: quantity of metals produced, metal prices, operating costs, environmental costs, interest rates and discretionary expenditure levels including exploration, resource development and general and administrative costs. Since the Company operates internationally, exposure also arises from fluctuations in currency exchange rates, specifically the US$/Euro, political risk and varying levels of taxation. While the Company seeks to manage these risks, many of these factors are beyond its control. The economic assessment of the mineral reserves by independent experts takes into account only the proven and probable reserves at El Valle and Carlés gold mines and Aguablanca nickel project.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These principles differ in certain material respects from those accounting principles generally accepted in the United States. The differences are described in note 15.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned Spanish subsidiaries RNGM, S.A., RNR (incorporated on May 30, 2001) and Naraval (incorporated on December 23, 1999). All significant intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company's management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Stockpiled ore

Stockpiled ore is recorded at cost. Cost is comprised of the cost of mining the ore and hauling it to the mill, and an allocation of an attributable amount of mining overheads related to mineral properties. Units included as stockpiled ore are based upon stockpile weight, expected recoveries and assays performed. Since stockpiled ore is processed within a short period of time, the inventoried costs are reported as a current asset and related cash flows as operating activities in the consolidated statements of cash flows.

The carrying value of stockpiled inventory is assessed by comparing the sum of the carrying value plus future processing and selling costs to the expected revenue to be earned, which is based on the estimated volume and grade of stockpiled material. Stockpiled inventory is located adjacent to the mill at the mine site. Although it is exposed to the elements, such exposure does not result in deterioration of the quality of the material. The decision to process stockpiled ore is determined based upon operating efficiency of the mine and the mill (different types of ore require different milling and refining processes). Therefore, stockpiled ore is processed when it is operationally efficient to do so and when no richer ore is available for milling. The decision to process stockpiled inventory is not particularly sensitive to gold prices since the decision is based on incremental cash inflows and outflows, and milling and refining costs, which are very small relative to selling price. The Company has never elected not to process stockpiled ore and does not anticipate departing from this practice in the future.

Materials extracted are classified as stockpiled ore if the gold content is greater than or equal to 2.0 grams per tonne. Materials with gold content less than 2.0 grams per tonne but greater than or equal to 0.5 grams per tonne are stockpiled with no value assigned. Materials with gold content less than 0.5 grams per tonne are considered waste.

Stockpiled ore at December 31, 2002, represents approximately seven months of plant capacity, which is expected to be processed within the next year.

Inventories

Mine operating supplies, gold in process and final products are recorded at the lower of average cost or net realizable value. The cost of gold in process and final products is comprised of costs of mining the ore and hauling it to the mill, costs of processing the ore and an attributable amount of mining and production overheads related to deferred mineral property costs. The cost of mine operating supplies represents the direct costs of acquisition. Units of mine operating supplies are determined using a perpetual inventory system; units of gold in process are based on the amount of ore introduced into production, expected recovery and assay results; and units of final product are based on weighing the final product and assay results.

Mineral properties

(i) Property acquisition and mine development costs

Mining properties are recorded at cost of acquisition. Property acquisition costs include direct costs for the purchase of mining rights and title to land. Property option costs and property lease rentals are expensed. Mine development costs include expenditures incurred to develop new deposits, to define further mineral reserves in existing deposits and to expand the capacity of operating mines.

These costs are deferred commencing upon the completion of a bankable feasibility study, which demonstrates the existence of proven and probable reserves. Property acquisition costs and deferred mine development costs are amortized against earnings on the unit-of-production method, based on estimated recoverable amounts of metal, currently ounces of gold. Estimated recoverable amounts of metal include proven and probable reserves only.

Excluded from the amortization calculation are those mineral reserves that require additional capital costs in order to access them. The Company expenses start-up activities, including pre-production losses and organizational costs as incurred.

(ii) Capitalization of financing costs

Financing costs, including interest, are capitalized on the basis of expenditures incurred for the acquisition and development of projects, without restriction to specific borrowings for these projects. Financing costs are capitalized while the projects are actively being prepared for production, which occurs from the completion of a bankable feasibility study to the commencement of production. Capitalization is discontinued when the asset is ready for its intended use. During 2002, financing costs amounting to $79,800 have been capitalized in relation to the Aguablanca project; no financing costs have been capitalized during the years ended December 31, 2001 and 2000.

(iii) Exploration costs

Exploration costs are charged against earnings as incurred. Significant costs related to exploration property acquisitions are capitalized until the viability of the mineral property is determined. When it has been established that a mineral property has development potential (which occurs upon completion of a bankable feasibility study detailing proven and probable reserves on the mineral property), the costs incurred to develop a mine on the property and further development costs prior to the start of mining operations are capitalized.

(iv) Other costs

Other costs comprise patents, licenses, computer software and capital leases. These costs are recorded at the cost of acquisition and amortized over their estimated useful life as follows:

	Estimated useful life (years)
Patents, licenses and computer software	4
Capital leases	4-10

These costs are evaluated for recovery by aggregating such costs with the mineral property costs for the property to which they relate and applying the methodology as described under Mineral properties - (vi) Property evaluations.

(v) Land, buildings and equipment

Land, buildings and equipment are recorded at the cost of acquisition. Buildings and significant equipment, including the plant facility, whose life extends beyond the estimated life of the mines, are depreciated against earnings on the unit-of-production method. This method is based on estimated recoverable metals, specifically ounces of gold in current operating mines (proven and probable mineral reserves). Minor equipment and those whose life does not extend beyond the estimated life of the mines are depreciated using the straight-line method, as follows:

	Estimated useful life (years)
Machinery	6-7
Minor installations	6-7
Furniture	10
Computer equipment	4
Transport equipment	6

(vi) Property evaluations

The Company annually reviews detailed engineering life-of-mine plans for each mine. Long-lived assets are evaluated for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Expected future undiscounted cash flows are calculated using estimated recoverable metals, specifically ounces of gold, in current operating mines (proven and probable mineral reserves), future sales prices (considering current and historical prices, price trends and related factors), operating costs, capital expenditures, reclamation and mine closure costs. Reductions in the carrying amount of long-lived assets, with a corresponding charge to earnings, are recorded to the extent that the estimated future undiscounted cash flows are less than the carrying amount.

The Company's estimates of future cash flows are subject to risks and uncertainties. It is possible that changes may occur which could affect the recoverability of the Company's long-lived assets.

(vii) Mineral reserve risks

If the Company were to determine that its mineral reserves and future cash flows should be calculated at a significantly lower price than the price used at December 31, 2002 ($320 per ounce for gold and $6,600 per tonne for nickel), there would likely be a material reduction in the amount of mineral reserves. In addition, if the price realized by the Company for its products were to decline substantially below the price at which mineral reserves were calculated for a sustained period of time, the Company could experience material write-downs of its investment in its mineral properties. Under any such circumstances, the Company might discontinue the development of a project or mining of a project at one or more of its properties or might temporarily suspend operations at a producing property and place that property in a "care and maintenance" mode. Mineral reserves could also be materially and adversely affected by changes in operating and capital costs and short-term operating factors such as the need for sequential development of deposits and the processing of new or different ore grades and ore types.

Significant changes in the life-of-mine plans can occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, and other factors. Changes in the significant assumptions underlying future cash flow estimates, including assumptions regarding precious metals prices, may have a material effect on future carrying values and operating results.

Deferred stripping costs

Mining costs incurred on development activities comprising the removal of waste rock to initially expose the ore at open pit mines ("overburden removal"), commonly referred to as "deferred stripping costs," are capitalized. Amortization is calculated using the units-of-production method, based on estimated recoverable metals, specifically ounces of gold for gold projects and tonnes of nickel for nickel projects, in current operating mines (proven and probable mineral reserves). Amortization is charged to operating costs as metal (gold or nickel) is produced and sold, using a stripping ratio calculated as the ratio of total cubic metres to be moved to total metal (ounces of gold or tonnes of nickel) to be recovered over life of the mine. Applying this ratio yields a theoretical amount of overburden moved in a year, the total costs for which are determined by using an average cost per cubic metre. The average cost per cubic metre is calculated using (i) actual costs of overburden incurred to date, with no reference to future expenditures and (ii) actual cubic metres of overburden removed to date. This results in the recognition of the cost of stripping activities over the life of mine as metal (gold or nickel) is produced and sold. The application of the accounting for deferred stripping costs and resulting timing differences between costs capitalized and costs amortized generally results in an asset on the balance sheet, although it is possible that a liability could arise if amortization of the capitalized costs exceeds the costs being capitalized over an extended period of time.

The stripping ratio for 2002, 2001 and 2000 in cubic metres of overburden to proven and probable ounces of gold was approximately 53:1, 56:1 and 51:1, respectively. There has been no stripping activity in relation to nickel projects during 2002, 2001 and 2000.

The amount of deferred stripping costs expensed during the year, all of which related to gold projects, was approximately $17,059,500 (2001 - $11,239,700; 2000 - $8,444,600). These amounts are included in Deferred stripping and other mining expenses on the consolidated statement of operations and deficit. Some mining companies expense stripping costs as incurred, which, if followed by the Company would result in greater volatility in year-to-year results of operations. During 2002, there were less stripping costs capitalized than amortized, due to the ratio of cubic metres of waste removed to total cubic metres to be removed over the life of the mine being lower than the ratio of ounces of gold produced to total ounces of gold produced over the life of the mine. Therefore, operating costs are higher than they would have been if actual stripping costs were expensed in the year they were incurred. The opposite occurred during 2001 and 2000. If stripping costs had been expensed as incurred, operating costs would have decreased by $4,818,200 in 2002 and increased by $3,315,900 and $6,890,900 in 2001 and 2000, respectively.

The deferred stripping accounting described above, does not give rise to an increase or a decrease in ore grade extracted as compared to actual ore grade extracted. In addition, mining costs associated with waste removal, other than overburden removal, are not capitalized.

Deferred stripping costs are evaluated for recovery by aggregating such costs with the mineral property costs for the property to which they relate and applying the methodology as described under Mineral properties - *(vi)* Property evaluations.

Revenue recognition

Revenue is recognized when title to delivered metals and the risks and rewards of ownership pass to the buyer. Revenue from the sale of by-products (such as silver and copper for gold projects) is credited against operating costs. Prices used for provisionally priced sales are based on market prices prevailing at the time of shipment and are adjusted upon final settlement with customers pursuant to the terms of sales contracts.

Restoration costs

Expenditures related to ongoing environmental activities are charged against earnings as incurred.

Restoration costs and related accruals are estimated based on environmental and regulatory requirements stated by the Spanish mine administration. Accrual of costs (on an undiscounted basis) commences on initiation of mine production and continues over the operating life of the mine. Restoration costs are accrued using the unit-of-production method, which is based on estimated recoverable metals, specifically ounces of gold in current operating mines (proven and probable mineral reserves).

Restoration cost accruals of $492,200 (2001 - $225,400; 2000 - $191,200) were recorded in Deferred stripping and other mining expenses in the consolidated statements of operations.

Stock-based compensation plan

The Company has a stock-based compensation plan, which is described in note 12 to the consolidated financial statements. Effective January 1, 2002, the Company adopted without restatement of the prior-period comparative financial statements, the new CICA accounting standards for Stock-based Compensation and Other Stock-based Payments and has elected to continue accounting for employee stock options using the intrinsic value method with pro forma earnings disclosure showing the impact of stock options on earnings had the Company accounted for all employee and director stock options at fair value. The Company has elected to provide pro forma disclosures based on all options granted rather than only for those granted after January 1, 2002 *(see note 12)*. The adoption of this new standard had no effect on the Company's reported earnings for the year ended December 31, 2002. Consideration paid by employees on the exercise of stock options is credited to capital stock.

Grants receivable

Grants receivable relate to incentives provided by various Spanish government entities. The Company records these grants and incentives when government approval is received. The grants are recorded as a reduction of its mineral properties, to the extent that subsidized costs have been capitalized, or as a reduction of expenses. The capitalized grants are amortized to income on the same basis as the related mineral properties. Government approval is received after subsidized costs have been incurred.

Foreign currency translation

The United States dollar is the reporting and functional currency of the Company and the Euro is the functional currency of its subsidiaries. Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year-end, and revenues and expenses are translated using exchange rates approximating those in effect when the transaction occurred. Exchange gains or losses on translation of the Company's net equity investment in these operations are deferred in the shareholders' equity section of the consolidated balance sheet in Cumulative foreign exchange translation adjustment.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are reflected in income.

Income taxes

The Company follows the liability method of accounting for income taxes. Future income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future income taxes are measured using the substantively enacted rates and laws that will be in effect when the differences are likely to reverse. If on the basis of available evidence, it is more likely than not that all or a portion of the future tax asset will not be realized, the future tax asset is reduced by a valuation allowance.

Derivative financial instruments

The Company employs derivative financial instruments, primarily option contracts, to manage exposure to fluctuations in metal prices and foreign currency exchange rates. The Company does not hold financial instruments or derivative financial instruments for trading purposes. The Company's policy is to formally designate each derivative financial instrument as a hedge of a specifically identified commodity or debt instrument except when call options are purchased. In these situations, the Company will de-designate the written call options both the purchased and written call options will be marked to market through income.

The Company follows the accounting recommendations issued by the Emerging Issues Committee of The Canadian Institute of Chartered Accountants ("CICA") on the "Accounting by commodity producers for written call options." Under this standard, purchased put options in combination with designated written call options qualify for hedge accounting when the following criteria are met: no net premium is received, the components of the combination of options are based on the same underlying commodity and have the same maturity date, and the notional amount of the written call option component is not greater than the notional amount of the purchased put option component.

Where the Company has terminated its designation of a hedging relationship, the derivative financial instrument is accounted for using the fair value method. Any changes in fair value are recognized in the consolidated statement of operations.

Foreign currency derivative financial instruments are used to hedge the effects of exchange rate changes on identified foreign currency exposures. Items hedged by foreign currency contracts are translated at contract rates and gains or losses on these contracts are recorded as part of the related transactions, for which they are designated as hedges.

Gains and losses on termination of derivative financial instruments, used to mitigate metal price risk and designated as hedges, are deferred and recognized in income at the time the formerly hedged gold production is recognized in income. Gains and losses realized on derivative financial instruments used to mitigate metal price risk are recognized in sales revenue, while gains and losses realized on derivative financial instruments used to mitigate foreign exchange risk are recognized in financial revenues and expenses.

Cash flows arising in respect of hedging transactions are recognized under cash flows from operating activities.

The Company does not consider the credit risk associated with its financial instruments to be significant. Foreign currency contracts and commodity hedge contracts are maintained with high-quality counter-parties, and the Company does not anticipate that any counter-party will fail to meet its obligations.

3. RESTRICTED CASH

During 1997, the Company purchased land, which was recorded in Mineral properties and in Accounts payable and accrued liabilities. The vendor subsequently disputed the purchase price, which was based on an option purchase agreement, and pursuant to a court order, bank deposits of $287,900 (2001 - $338,500) were restricted in use. Once the dispute is resolved, these funds will be used to pay the remaining portion of the total purchase price of the land. Although the vendor is disputing the price, the Company believes no additional amounts will be required.

4. INVENTORIES

	2002 $	2001 $
Mine operating supplies	1,732,700	1,605,800
Gold in process	176,500	83,300
Final products	406,600	343,900
	2,315,800	2,033,000

Final products consist of gold dore and gold and copper concentrates.

5. GOVERNMENT GRANTS

At December 31, 2002, grants receivable comprise four grants obtained for the development of environmental and technological projects totaling $581,700 (2001 - $395,300). In addition, as at December 31, 2001, grants receivable comprised a grant from the Directorate-General of Regional Economic Incentives ("IFR") amounting to $1,438,700. The Company collected in July 2002 all amounts outstanding as at December 31, 2001.

As at December 31, 2002, all Government grants received were related to mine development and property, plant and equipment and are being amortized into income as follows *(see note 6)*:

	December 31, 2001 $	Grants received/ (amortized to income) $	Translation adjustment due to currency exchange $	December 31, 2002 $
Grants received				
OFICO grant	12,712,200	–	2,414,600	15,126,800
IFR grant	12,881,100	–	2,446,800	15,327,900
Other grants	2,427,900	524,200	518,600	3,470,700
Total grants received	28,021,200	524,200	5,380,000	33,925,400
Grants amortized to income				
OFICO grant	(5,963,000)	(2,177,000)	(1,371,300)	(9,511,300)
IFR grant	(6,774,300)	(1,969,800)	(1,502,800)	(10,246,900)
Other grants	(1,166,200)	(443,100)	(270,200)	(1,879,500)
Total grants amortized to income	(13,903,500)	(4,590,000)	(3,144,200)	(21,637,700)
Grants capitalized, net *(note 6)*	14,117,700	(4,065,800)	2,235,800	12,287,700

As at December 31, 2001, all Government grants received were related to mine development and property, plant and equipment, and are being amortized into income as follows *(see note 6)*:

	December 31, 2000 $	Grants received/ (amortized to income) $	Translation adjustment due to currency exchange $	December 31, 2001 $
Grants received				
OFICO grant	13,422,100	–	(709,900)	12,712,200
IFR grant	13,600,500	–	(719,400)	12,881,100
Other grants	2,037,200	506,100	(115,400)	2,427,900
Total grants received	29,059,800	506,100	(1,544,700)	28,021,200
Grants amortized to income				
OFICO grant	(4,759,100)	(1,477,800)	273,900	(5,963,000)
IFR grant	(5,762,100)	(1,337,200)	325,000	(6,774,300)
Other grants	(1,000,800)	(221,700)	56,300	(1,166,200)
Total grants amortized to income	(11,522,000)	(3,036,700)	655,200	(13,903,500)
Grants capitalized, net *(note 6)*	17,537,800	(2,530,600)	(889,500)	14,117,700

No grants were recorded directly into income in 2002, 2001 and 2000 as they all related to mine development and property, plant and equipment.

Under a resolution of the Secretary of State for Energy and Mineral Resources dated December 19, 1996, supplemented by another resolution dated December 30, 1997, the Company received a € 14.4 million grant ("OFICO grant") (approximately $15.1 million), which was collected in full in prior years. The grant was for expenditures related to the construction of the plant at El Valle and development of the El Valle project incurred from 1996 to 1999. The Company, through its wholly-owned subsidiary RNGM, S.A., undertook to create 260 employment positions before June 30, 2000, and to maintain them for three years from the hiring date. A request has been filed with the Spanish Ministry of the Economy to modify this commitment. Based on applicable regulation and on historical experience with the Spanish Ministry of the Economy, the Company expects the outcome of this request to have a maximum impact on the consolidated financial statements of $0.8 million that is recorded in Other long-term liabilities. The Company has met all other obligations and anticipates the release of the guarantee related to this grant in July 2003.

As at December 31, 2001, all commitments related to the IFR grant, totaling € 14.6 million (approximately $15.3 million), had been fulfilled and related bank guarantees cancelled *(see note 9)*.

6. MINERAL PROPERTIES

El Valle

In September 1996, the Company received a positive bankable feasibility study on its El Valle property. Prior to receiving the bankable feasibility study, the Company expensed all exploration and development costs related to the property. Subsequent to its receipt, the Company capitalized further exploration and development costs. Construction of the plant started in the first quarter of 1997 and on February 25, 1998, the Company completed its first gold pour, officially commencing its operations.

Carlés

In February 1991, prior to the acquisition of RNGM, S.A. by the Company, RNGM, S.A. received a positive bankable feasibility study on its Carlés property. Subsequent to the acquisition, the Company capitalized further exploration and development costs. In late 2000, the Company also officially commenced operations on this property, transporting the ore to the El Valle plant.

Aguablanca

On July 5, 2001, the Company acquired, from Atlantic Copper, S.A. ("AC") 50% of the participation rights in a consortium with the Spanish State. The consortium is the holder of 100% of the mineral rights located in Huelva, Sevilla and Badajoz, Spain where the Aguablanca project is located. The Spanish State decided not to participate in working on these mineral rights, as a result, work on these properties shall be carried out 100% by the Company. As agreed between the Spanish State and the Company on July 5, 2001, consideration for working 100% of the mineral rights comprises variable payments, as described below. These acquisition agreements were made through the Company's wholly-owned subsidiary, RNR.

Prior to purchasing the participation rights, the Company performed due diligence work on the site and determined that the Aguablanca project had economic potential, which was estimated to be equal to or greater than the amount of the cost of purchase. At the date of purchase, the Company capitalized the acquisition costs in the amount of the fixed consideration.

Consideration for the purchase of 50% of the participation rights from AC was a) one payment of $4 million, of which $1.5 million had been paid as at December 31, 2001, and the remaining balance of $2.5 million is payable on April 30, 2003, and is included in Accounts payable and accrued liabilities and Other long-term liabilities as at December 31, 2002 and 2001, respectively *(see note 10)*, b) variable payments over the life of the exploitation of the Aguablanca project, ranging from 0.0% (at nickel and copper prices below $3.25 and $0.73 per pound, respectively) to 3.6% (at nickel and copper prices above $4.54 and $0.73 per pound, respectively) of net smelter return, and c) variable payments of 1% of net smelter return, over the life of the exploitation of any other deposits found within the area of the mineral rights held by the consortium. The Company has the option, at any time, to terminate the variable payments described in b) and c) above by making a lump sum payment of $6 million to AC.

The Company is required to make variable payments to the Spanish State in exchange for the Spanish State's 50% working rights ranging from 0.5% (at nickel prices below $2.24 per pound) to 2.0% (at nickel prices above $3.51 per pound) of net smelter return. In addition, the Company has the commitment to invest €1.9 million (approximately $2.0 million) in three specific areas within a period of nine years.

In July 2002, the Company received a positive bankable feasibility study for the development of the open pit portion of the Aguablanca project. All exploration costs prior thereto were expensed. The Company expects that the total capital cost of the Aguablanca project to be approximately $62.5 million (including VAT and necessary working capital), most of which, subject to finalization of financing, will be incurred in 2003 for the construction of a processing plant, whereafter operations are expected to officially commence.

In December 2002, the Company signed a mandate to arrange and underwrite a project financing facility with Investec Bank (UK) Ltd. and Macquarie Bank Ltd. for the construction of the Aguablanca project. The proposed project loan facility consists of a six-year senior loan facility of $45 million and subordinated loan facility of $5 million, a stand-by senior cost over-run facility of $5 million and a nickel and copper hedging facility to cover the equivalent of 50% of nickel production during the term of the loan. As part of the consideration for the subordinated loan facility, the Company will issue to the banks a number of common share purchase options at a price that, in case of exercise, will provide the Company with the necessary funds to repay the $5 million loan. The project loan facility is subject to completion of due diligence, legal documentation and final internal bank and regulatory approvals. In addition, the Company has executed and signed in December 2002 a credit facility of €6.0 million (approximately $6.3 million) with Barclays Bank, S.A.E. to finance the VAT of the costs of the project construction.

In January 2003, the Company signed a long-term off-take agreement with Glencore International AG ("Glencore") for the sale of nickel concentrate from its Aguablanca project. Glencore will purchase 100% of the annual production of concentrate from the Aguablanca project until year 2010 at a sales price that is expected to be in excess of the costs to produce nickel concentrate.

In February 2003, the Company completed an equity financing that will be used to finance the equity portion of the Aguablanca project *(see note 17)*.

Corcoesto

The Company is in the process of completing a bankable feasibility study in at its Corcoesto project in northwestern Spain. All exploration costs associated with the exploration activity have been expensed as incurred and there are no capitalized costs.

Lugo

In December 2002, the Company entered into an agreement with Outokumpu Mining Sucursal España to acquire up to a 70% interest in the Lugo properties located in northern Spain according to a phased expenditures earn-in process. Rio Narcea may earn an initial 50% interest in the project by incurring exploration expenditures of €1.5 million (approximately $1.6 million) over a period of up to two years commencing December 2002. Rio Narcea can then earn an additional 10% by incurring further exploration expenditures of €1.5 million (approximately $1.6 million) over one year and making a cash payment of €0.8 million (approximately $0.8 million). A further 10% can be acquired by the Company by completing a bankable feasibility study. The Company can resign its participation after expending €0.5 million (approximately $0.5 million) on the properties.

There has been no exploration costs incurred in 2002 by Rio Narcea in relation to these properties.

As at December 31, 2002, Mineral properties consisted of the following:

	December 31, 2001 $	Additions/ (amortization) $	Disposals $	Translation adjustment due to currency exchange $	December 31, 2002 $
Mining properties and development					
Mining properties and development	27,943,100	3,010,900	(903,100)	5,538,900	35,589,800
Other[(a)]	962,100	44,400	(190,400)	166,600	982,700
Total mining properties and development	28,905,200	3,055,300	(1,093,500)	5,705,500	36,572,500
Land, buildings and equipment	35,041,700	2,702,200	(524,000)	6,894,900	44,114,800
Grants, net of amortization *(note 5)*	(14,117,700)	4,065,800	–	(2,235,800)	(12,287,700)
Accumulated depreciation and amortization	(20,948,000)	(15,801,900)	1,599,300	(5,536,300)	(40,686,900)
Total	28,881,200	(5,978,600)	(18,200)	4,828,300	27,712,700

(a) "Other" comprises patents, licenses, software and rights in leased assets.

As at December 31, 2001, Mineral properties consisted of the following:

	December 31, 2000 $	Additions/ (amortization) $	Translation adjustment due to currency exchange $	December 31, 2001 $
Mining properties and development				
Mining properties and development	22,747,400	6,496,600	(1,300,900)	27,943,100
Other [(a)]	881,400	129,300	(48,600)	962,100
Total mining properties and development	23,628,800	6,625,900	(1,349,500)	28,905,200
Land, buildings and equipment	34,662,600	2,246,300	(1,867,200)	35,041,700
Grants, net of amortization *(note 5)*	(17,537,800)	2,530,600	889,500	(14,117,700)
Accumulated depreciation and amortization	(12,855,300)	(8,906,600)	813,900	(20,948,000)
Total	27,898,300	2,496,200	(1,513,300)	28,881,200

(a) "Other" comprises patents, licenses, software and rights in leased assets.

The detail as at December 31, 2002 and 2001, of the Mineral properties by gold and nickel projects is as follows:

	December 31, 2001		December 31, 2002	
	Gold projects $	Nickel projects $	Gold projects $	Nickel projects $
Mining properties and development				
Mining properties and development	23,786,000	4,157,100	29,256,500	6,333,300
Other [(a)]	962,100	–	908,400	74,300
Total mining properties and development	24,748,100	4,157,100	30,164,900	6,407,600
Land, buildings and equipment	34,925,500	116,200	43,934,300	180,500
Grants, net of amortization	(14,117,700)	–	(11,972,600)	(315,100)
Accumulated depreciation and amortization	(20,948,000)	–	(40,669,600)	(17,300)
Total	24,607,900	4,273,300	21,457,000	6,255,700

(a) "Other" comprises patents, licenses, software and rights in leased assets.

7. DEFERRED STRIPPING COSTS

Deferred stripping costs are comprised of the following:

	December 31, 2001 $	Additions/ (amortization) $	Translation adjustment due to currency exchange $	December 31, 2002 $
Deferred stripping costs	60,190,700	12,241,300	12,775,300	85,207,300
Accumulated depreciation and amortization	(32,331,300)	(17,059,500)	(8,011,800)	(57,402,600)
	27,859,400	(4,818,200)	4,763,500	27,804,700

	December 31, 2000 $	Additions/ (amortization) $	Translation adjustment due to currency exchange $	December 31, 2001 $
Deferred stripping costs	48,414,700	14,555,600	(2,779,600)	60,190,700
Accumulated depreciation and amortization	(22,447,900)	(11,239,700)	1,356,300	(32,331,300)
	25,966,800	3,315,900	(1,423,300)	27,859,400

8. OTHER ASSETS

Other assets are comprised of the following:

	2002 $	2001 $
Put/call program *(note 14)*	4,071,500	2,436,200
Long-term deposits and restricted investments	822,100	669,400
Deferred financing fees	1,070,100	1,197,500
	5,963,700	4,303,100

The "Put/call program" corresponds to a) the cost of the gold hedging entered into by the Company during 2000 with maturity dates beyond one year, and b) the cost incurred in 2002 by the Company in purchasing US$/ounce call options with maturity dates between 2004 and 2006. The net cost of gold hedges that mature in the short term is $1,188,900 *(see note 14)* as at December 31, 2002 (2001 - $1,096,300), and is included in Other current assets in the consolidated balance sheet.

In May 2002, the Company purchased gold call options denominated in US$ with maturity dates in 2003 onwards. The cost of acquisition of the options, representing the fair value of the purchased call options, amounting to €1.2 million (approximately $1.1 million), has been recorded as Other assets and Other current assets, depending on its maturity, at the date of purchase. Coincident with the purchase of these calls, the same number of written calls were de-designated as hedges. The change in fair value from the date of purchase and de-designation of the purchased and written call options nets to nil and therefore has no impact on the consolidated statement of operations and deficit. As at December 31, 2002, the fair value of the purchased and written call options is recorded as Other assets and Other long-term liabilities, $1,151,100, and Other current assets and Accounts payable and accrued liabilities, $201,400.

Long-term deposits and restricted investments are bank accounts and investment funds restricted in use due to the existence of guarantees, which are related to restoration activities and fulfillment of grant conditions *(see note 5)*.

Deferred financing fees represent capitalized costs to obtain long-term debt. These costs are being amortized on a straight-line basis over the life of the underlying debt.

9. LOAN AGREEMENTS

On October 26, 2000, the Company entered into a credit agreement with Deutsche Bank and settled the remaining balance of the loans arranged in 1997 and 1998 with Standard Chartered Bank and several Spanish institutions. In addition, the Company settled the put/call options arranged on August 1, 1997, which resulted in a gain of $5.2 million. The gain is being brought into income at the same time the gold production, which was being hedged, is recognized in income *(see note 15)*.

Within the credit agreement arranged with Deutsche Bank, the Company has the following facilities:

(a) Term loan facility - $19,000,000

This facility is broken into two tranches. Tranche I, being up to $11,306,000, was applied by RNGM, S.A., to repay the then outstanding loans granted by Standard Chartered Bank. Tranche II, being up to $7,694,000, of which $4,013,200 was applied by the Company towards the prepayment of the then outstanding loans granted to the Company by several Spanish banks. The remaining amount of $3,680,800 was applied to develop the El Valle and Carlés properties.

The interest rates for the advances are as follows: Tranche I - LIBOR US$ (London interbank offering rate) + 1.7% per annum and Tranche II - LIBOR US$ + 1.95% per annum for the period ending October 31, 2002, and LIBOR US$ + 2.93% per annum, thereafter.

The term facility is to be repaid as follows: 12.5% semi-annually (April and October), starting April 30, 2002, with the final payment on October 31, 2005. In December 2002, the Company prepaid $1,000,000 corresponding to the payment due in April 2003. In January 2003, the Company prepaid an additional $2,562,500 corresponding to the rest of the payment due in April 2003 and half of the payment due in October 2003.

As at December 31, 2002, the amount payable during 2003 under this facility is $3,750,000 (2001 - $3,750,000) and is included in current liabilities in the consolidated balance sheet.

(b) Term loan facility - $3,500,000

This facility represents advances to the Company, to a limit of $3,500,000, to finance the expansion of the El Valle and Carlés projects. The interest rate for these advances is LIBOR US$ + 2.2% per annum. As at December 31, 2002, the full amount of the facility had been drawn down.

The Company is to make two instalment payments: $1,750,000 is due on October 31, 2005, and the remaining amount of $1,750,000 is due on October 31, 2006.

As part of the consideration for the term loan facility, the Company issued to Deutsche Bank 3,500 series A common share purchase options (“A Call Options”) and 3,500 series B common share purchase options (“B Call Options”). Each Call Option entitles Deutsche Bank to subscribe for 500 common shares of the Company at an exercise price of US$1.00 per share.

The options are not to be listed on any stock exchange and are not being made available to the public for subscription.

The expiration date of the options is the earlier of the following: (a) the date on which the term loan facility becomes due and payable in full under the terms of the Credit Agreement, or (b) in the case of the A Call Options and B Call Options, October 31, 2005 and 2006, respectively.

The proceeds of this facility were allocated between long-term debt ($2,527,100) and the A and B Call Options ($972,900). The allocation was calculated by valuing the liability and equity instruments separately and adjusting the resulting amounts on a pro rata basis so that the sum of the components equals the amount of cash received. The assumptions used in the calculation of the value of the equity instrument (using the Black Scholes model) were a volatility of 92%, average interest rate of 6.7% and average maturity of 5.5 years. The fair value of the liability instrument was assumed to be equal to its face value, as its interest rate approximated the market interest rate available to the Company.

The interest accretion on this facility for the year ended December 31, 2002, calculated using the effective interest rate method, was $166,000 (2001 - $183,700).

(c) Current account credit facility - $4,000,000

On June 28, 2001, Deutsche Bank granted a new current account credit facility with a limit of $4,000,000 at an interest rate, which is tied to the 3-month LIBOR US$ + 2.2%. The amount drawn down against this facility amounted to $3,000,000 as at December 31, 2001, and a further $1,000,000 was drawn down in January and February 2003. This credit facility is to be repaid in two equal instalments on October 31, 2005 and 2006. This credit facility was used to finance the acquisition and exploration of the mineral properties of the Aguablanca project.

As part of the consideration for the current account credit facility, the Company issued to Deutsche Bank 2,912 series A common share purchase options (“A Options”) and 2,912 series B common share purchase options (“B Options”), and one exceptional A common share purchase option and one exceptional B common share purchase option. Each A and B Option entitles Deutsche Bank to subscribe for 1,000 common shares of the Company and the exceptional options allow for the subscription of 905 and 904 common shares, respectively. The exercise price in each case is US$0.687 per share. The other terms are the same as those prevailing for the options assigned to the $3,500,000 term loan facility.

The proceeds of this facility were allocated between long-term debt ($2,739,900) and the A and B Options ($1,260,100). The allocation was calculated by valuing the liability and equity instruments separately and adjusting the resulting amounts on a pro rata basis so that the sum of the components equalled the amount of cash received. The assumptions used in the calculation of the value of the equity instrument (using the Black Scholes model) were a volatility of 92%, average interest rate of 5.7% and average maturity of 4.8 years. The fair value of the liability instrument was assumed to be equal to its face value, as its interest rate approximated the market interest rate available to the Company.

The interest accretion on this facility for the year ended December 31, 2002, calculated using the effective interest rate method, was $116,900 (2001 - $112,200).

On July 5, 2002, options issued to Deutsche Bank under the facility were exercised into 5,825,809 common shares for gross proceeds to the Company of $4,000,000. Coincident with the options exercise, the Company repaid the principal amount owing under the facility *(see note 11)*.

(d) Standby Working Capital Facility - $1,500,000

Working capital advances shall be made to the Company by Deutsche Bank, to a limit of $1,500,000, at any time during the loan commitment period, when requested by the Company by means of a drawdown notice. The advance shall be a minimum amount of $1,000,000 with additional amounts in multiples of $100,000. The interest rate for the advances is LIBOR US$ + 1.8% per annum.

Amounts shall be repaid in full on the last day of the interest period relating to each standby working capital advance. This loan is renewable on a revolving basis with a final maturity on October 26, 2004. As at December 31, 2002, this loan had not been drawn down (2001 - $1,500,000).

(e) Guarantee facility

The Company has been provided two guarantees: (1) the IFR Guarantee, and (2) the Hedging Guarantee.

The IFR Guarantee, in the maximum amount of €2,319,906, was to be used to secure/discharge obligations of the Company to the "Dirección General de Política Sectorial" of the Spanish Ministry of the Economy in relation to the IFR subsidy. This guarantee was cancelled in December 2001 as the Company complied with the conditions established for the granting of this subsidy.

The Hedging Guarantee (provided by Deutsche Bank in relation to the hedging program contracted with its subsidiary Deutsche Bank A.G. London), in the maximum amount of $30,000,000, shall guarantee certain of the liabilities of the Company under the put/call program, on terms and subject to conditions set out therein.

Under this credit agreement, the Company is required to fulfill certain obligations, which are summarized below:

- The Company is required to submit information to Deutsche Bank, including most notably operating forecasts, financial reports and details of investments made.
- The Company is required to comply with current legislation in force and arrange adequate risk hedging on a timely basis.
- There is a commitment by the Company not to undertake, without prior approval, actions such as changing its corporate purpose, granting loans to third parties or abandoning areas being mined.
- The Company is required to comply, at certain times throughout the years, with agreements and financial ratios, mainly associated with the debt and interest coverage. This is to be done through the cash flows generated by the Company over the lives of the El Valle and Carlés properties, and of minimum proven and probable reserves of gold ounces relating to these mines.

As at December 31, 2002 and 2001, it is the Company's understanding that all these obligations have been fulfilled.

All the financing granted by Deutsche Bank are secured by the assets and shares of RNGM, S.A. (gold assets) and specifically secured by mortgages on the El Valle and Carlés mineral properties.

Loan agreements schedule at December 31, 2002:

	Currency	Maturity	US$ Outstanding Short-term $	 Long-term $
Project finance/mortgage loans				
Deutsche Bank	US$	October 31, 2006	3,750,000	12,376,900
Industrial and Technological Development Centre [(1)]	Euros	March 31, 2007	165,500	988,500
Ministry of Science and Technology [(1)]	Euros	October 31, 2011	–	126,100
Bansaleasing	Euros	November 4, 2004	91,600	83,600
Banco Bilbao Vizcaya Argentaria, S.A.	Euros	July 5, 2004	42,100	17,700
Accrued interest payable	Euros		151,400	–
			4,200,600	13,592,800

(1) These loans are used to finance research projects to be performed by the Company.

Except for the loans from the Industrial and Technological Development Center and the Ministry of Science and Technology, which were granted at a zero interest rate, the aforementioned loans from credit entities bear interest tied to LIBOR US$, EURIBOR (European interbank offering rate) or MIBOR (Madrid interbank offering rate) plus a spread ranging from 1.0% to 2.2%.

In addition, in December 2002, the Company signed a mandate to arrange and underwrite a project financing facility in relation to its Aguablanca project and has executed and signed a credit facility of €6 million ($6.3 million approximately) with Barclays Bank, S.A.E. to finance the VAT of the costs of the project construction *(see note 6)*.

The Company also has executed, in January 2003, a credit facility of €2.4 million (approximately $2.5 million) with Caja Castilla La Mancha to finance VAT related to its gold operations.

Loan agreements schedule at December 31, 2001:

	Currency	Maturity	US$ Outstanding Short-term $	Long-term $
Project finance/mortgage loans				
Deutsche Bank [(4)]	US$	October 31, 2006	6,250,000	18,812,900
Deutsche Bank	Euros	*(see (1) above)*	325,500	–
Industrial and Technological Development Centre [(3)]	Euros	May 31, 2006	14,900	111,200
Ministry of Science and Technology [(3)]	Euros	October 31, 2011	–	105,900
Bankinter	Euros	*(see (2) below)*	1,092,800	–
Caja Rural de Almería y Málaga	Euros	*(see (2) below)*	583,900	–
Caja Castilla la Mancha	Euros	*(see (2) below)*	838,300	–
Bansaleasing	Euros	November 4, 2004	77,100	147,700
Banco Bilbao Vizcaya Argentaria, S.A.	Euros	July 5, 2004	35,000	50,300
Accrued interest payable	Euros		397,200	–
			9,614,700	19,228,000

(2) These loans mature upon the collection of VAT or grants.
(3) These loans are used to finance research projects to be performed by the Company.
(4) The short-term portion of this debt includes $4,750,000, which is the current portion of long-term debt and the standby working capital facility amount of $1,500,000 included in Short-term bank indebtedness.

Except for the loans from the Industrial and Technological Development Center and the Ministry of Science and Technology, which were granted at a zero interest rate, the aforementioned loans from credit entities bear interest tied to LIBOR US$, EURIBOR (European interbank offering rate) or MIBOR (Madrid interbank offering rate) plus a spread ranging from 0.5% to 2.2%.

The required principal repayments of the Company on its long and short-term debt are as follows:

Year	Balance $
2003	4,200,600
2004	5,144,600
2005	6,526,800
2006	1,703,500
2007	145,800
2008 and thereafter	72,100
	17,793,400

As at December 31, 2002, the Company has provided bank guarantees to certain governmental institutions and entities in Spain totaling approximately $28,220,700 (2001 - $23,089,700). Of this amount, $2,414,200 (2001 - $1,828,600) relates to reclamation guarantees, $20,261,600 (2001 - $16,608,300) relates to guarantees issued as security to allow the Company to collect certain government grants *(see note 5)*, $5,294,400 (2001 - $4,449,200) relates to the financing from Deutsche Bank, and $250,500 (2001 - $203,600) relates to other items.

10. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2002 $	2001 $
Provision for site restoration	1,250,400	591,800
Due to Atlantic Copper, S.A. *(note 6)*	–	2,500,000
Ministry of the Economy	1,563,600	212,600
Put/call program *(notes 8 and 14)*	1,151,100	–
	3,965,100	3,304,400

The Company has estimated future site restoration obligations, which it believes will meet current regulatory requirements, of $2,661,900 (including the $1,250,400 already accrued). The Company expects to spend $2.7 million within the next five years. Future changes, if any, in regulations and cost estimates may be significant and will be recognized when known.

As of December 31, 2002 and 2001, RNGM, S.A. and RNR were granted a total of $330,400 and $473,400, respectively (2001 - nil and $212,600, respectively), by the Ministry of the Economy in relation to the El Valle and Aguablanca projects. These grants will be reimbursed if there are positive results on the subsidized projects. As the Company has received a positive bankable feasibility study on the Aguablanca project in 2002 and expects the other subsidized projects related to El Valle to be positive, the total grants received have been recorded as a liability. In addition, the Company has recorded a liability with the Ministry of the Economy amounting to $759,800 as of December 31, 2002 *(see note 5)*. This amount has been recorded as a charge to Other income (expense).

11. SHARE CAPITAL

Common shares

The authorized capital stock of the Company is comprised of an unlimited number of common shares.

Details of issued and outstanding shares are as follows:

	2002		2001		2000	
	Shares	Amount $	Shares	Amount $	Shares	Amount $
Common shares						
Balance, beginning of year	65,050,817	79,446,300	64,922,310	79,262,100	63,457,310	77,119,400
Issuance of cash						
Rights offering/private placements, net of costs	–	–	128,507	184,200	1,465,000	2,142,700
Exercise of employee stock options	608,000	304,700	–	–	–	–
Exercise of share purchase options	5,825,809	4,000,000	–	–	–	–
Non-cash issuances						
Shares issued to service suppliers	245,000	118,300	–	–	–	–
Exercise of share purchase options	–	229,100	–	–	–	–
Balance, end of year	71,729,626	84,098,400	65,050,817	79,446,300	64,922,310	79,262,100

During 2002, 608,000 options issued under the Employee Stock Option Plan *(see note 12)* have been exercised, for proceeds of $304,700. The average price of the exercised options was CDN$0.78.

On February 14, 2002, the Company issued 245,000 shares to HSBC Investment Bank plc ("HSBC") in consideration for the consultant services provided by that company. Shares issued were recorded at their fair value (market price - CDN$0.77) on the date of the issuance *(see "Non-employee stock options" section below)*.

On July 5, 2002, share purchase options that had been previously issued to Deutsche Bank under the credit facility were exercised into 5,825,809 common shares for gross proceeds to the Company of $4.0 million. Accrued interest as at that date amounted to $229,100 and has been accounted as additional capital stock. Coincident with the exercise of the share purchase options, the Company repaid the principal amount owing under its $4.0 million current account credit facility *(see note 9)* in respect of the Aguablanca project arranged with Deutsche Bank.

In March 2001, Barrick Gold Corporation subscribed for 128,507 additional shares issued by the Company at a price of CDN$2.25 per share. The gross proceeds from the offering totaled US$184,700, of which US$184,200 was received by the Company.

On January 19, 2000, the Company issued 1,345,000 common shares at a price of CDN$2.25 per share. These shares were subscribed for by Barrick Gold Corporation, pursuant to the January 25, 2000, Naraval agreement, which was terminated in December 2000. The gross proceeds for the placement totaled CDN$3,026,250 (US$2,050,000) which resulted in net proceeds to the Company of $2,018,500. In 1998, the Board of Directors approved the issuance, which was finally made in 2000, of an additional 120,000 common shares at a price of CDN$1.50 for the purchase of the Estalaya gold mineral rights. The cost of the Estalaya gold mineral rights, amounting to $124,200, were expensed.

Non-employee stock options

Non-employee stock options outstanding as at December 31, 2002, are summarized as follows:

Number of options outstanding	Number of options vested	Exercise price CDN$	Weighted average remaining life Years	Accounted fair value US$
833,332	833,332	$0.77	2.1	518,700
693,000	693,000	$0.80	1.2	188,100
1,526,332	1,526,332	$0.78	1.7	706,800

During 2002, the Company issued 833,332 stock options to HSBC in consideration for the consultant services provided *(see "Common shares" section above)*. An additional 166,668 stock options with the same terms were issued in January and February 2003 under the same consultant agreement. No other stock options are pending to be issued in that respect.

In addition, the Company issued 693,000 stock options to Haywood Securities Inc. as part of the agent fees in relation to the special warrants issued in March 2002 *(see "Special warrants" section below)*.

Special warrants

On March 21, 2002, the Company strengthened its financial position by completing an equity financing comprised of 9,000,000 special warrants at a price of CDN$0.80 per special warrant to raise gross proceeds of CDN$7,200,000 (US$4,548,800) of which CDN$2,667,000 (US$1,773,000) was initially escrowed pending receipt for the final prospectus and finally collected on August 12, 2002, together with the accrued interest. Net proceeds to be received after payment of expenses related to the offering were $4,101,900 (excluding expenses of $188,100, being the fair value of the 693,000 additional warrants granted to the agent as part of its fees).

Each special warrant entitled the holder to acquire, without further payment and until March 22, 2003, one common share of the Company. As the Company did not obtain a receipt for a final prospectus on or prior to July 19, 2002, due to the requirement to restate and re-audit its financial statements, the holders of the special warrants were entitled to either retract, at the issue price, that number of special warrants that was equal to the escrowed proceeds plus accrued interest divided by the issue price or receive, in respect of special warrants that were not retracted, 1.1 common shares in lieu of one common share. All holders of the special warrants elected to receive 1.1 common shares in lieu of retraction and, as a result, 900,000 further common shares were issuable upon exercise of the special warrants. A receipt for the final prospectus was received on March 7, 2003, and the special warrants were exercised into common shares of the Company on March 14, 2003.

In addition, the Company completed on February 6, 2003, an equity financing comprised of 12,000,000 special warrants to raise gross proceeds of CDN$27,000,000 (US$17,730,900) *(see notes 6 and 17)*. These special warrants were exercised into common shares of the Company on March 14, 2003.

Maximum shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and warrants issued and outstanding as at December 31, 2002, were exercised or converted:

	Number of shares
Common shares outstanding at December 31, 2002	71,729,626
Options to purchase common shares	
Employee stock option plan	4,905,635
Share purchase options related to debt	3,500,000
Special warrants (March 2002 issue)	9,900,000
Options issued to service suppliers	1,526,332
	91,561,593

Net income (loss) per share

The computation of basic and diluted income (loss) per share is as follows:

	2002 $	2001 $	2000 $
Basic income (loss) per share computation			
Numerator:			
Net income (loss)	9,697,500	(3,714,500)	(7,407,500)
Net income (loss) applicable to common shares	9,697,500	(3,714,500)	(7,407,500)
Denominator			
Weighted average common shares outstanding	68,397,860	65,018,690	64,846,050
Weighted average special warrants outstanding	3,851,507	–	–
Sum	72,249,367	65,018,690	64,846,050
Basic income (loss) per common share	0.13	(0.06)	(0.11)
Diluted income (loss) per share computation			
Numerator:			
Net income (loss)	9,697,500	(3,714,500)	(7,407,500)
Net income (loss) applicable to common shares, assuming dilution	9,697,500	(3,714,500)	(7,407,500)
Denominator			
Weighted average common shares outstanding	68,397,860	65,018,690	64,846,050
Weighted average special warrants outstanding	3,851,507	–	–
Dilutive effect of			
Stock options	433,643	–	–
Special warrants	3,550,685	–	–
Common share purchase options	474,225	–	–
Employee stock options	853,527	–	–
Sum	77,561,447	65,018,690	64,846,050
Diluted income (loss) per common share	0.13	(0.06)	(0.11)

12. EMPLOYEE STOCK OPTIONS

On November 5, 1996, the Board of Directors approved a new employee stock option plan (the "1996 ESOP"). Under this plan, the Board of Directors, or a committee appointed for such purpose, may from time to time grant to directors, officers and employees of, or consultants to the Company, any parent of the Company, or any subsidiary of the Company (collectively, "Eligible Personnel") options to acquire common shares in such numbers, for such term, at such exercise price and with such other terms not inconsistent with the provisions of the 1996 ESOP.

Under the 1996 ESOP, the option exercise price may be not less than the closing price on the Toronto Stock Exchange on the day prior to the date of grant. The option term may not exceed ten years. Options granted under the 1996 ESOP are non-transferable and, in the case of non-statutory options, terminate on the holder's ceasing to be an employee or director of the Company or any of its affiliates. In the case of incentive stock options, they terminate no less than three and not more than 12 months after termination of employment as determined by the Board. The maximum number of common shares that may be reserved for issue under the 1996 ESOP is 7,000,000 and, as at December 31, 2002, 448,000 of these options had been exercised (2001 - none). The maximum number of common shares, which may be subject to option to any one Eligible Personnel, may not exceed 5% of the number of issued and outstanding common shares at the time of the grant of any option. Options issued have vesting periods, which are determined by the Board or a committee appointed by the Board.

In June 1994, the Board of Directors had previously approved the 1994 employee stock option plan (the "1994 ESOP"), with the same terms and conditions as the above mentioned 1996 ESOP. The maximum number of common shares that may be reserved for issue under the 1994 ESOP is 3,000,000, of which 968,700 have been issued upon exercise of options as at December 31, 2002 (2001 - 808,700).

The following is a continuity schedule of options outstanding:

	2002		2001		2000	
	Number of options	Weighted average exercise price CDN$	Number of options	Weighted average exercise price CDN$	Number of options	Weighted average exercise price CDN$
Balance, beginning of year	5,709,300	$1.38	4,241,300	$1.80	4,236,300	$3.01
Granted	145,000	$1.02	2,131,000	$0.65	80,000	$1.80
Exercised	(608,000)	$0.78	–	–	–	–
Expired	(340,665)	$0.63	(663,000)	$1.68	(75,000)	$3.76
Re-pricing effect	–	–	–	–	–	($1.17)
Balance, end of year	4,905,635	$1.50	5,709,300	$1.38	4,241,300	$1.80

In June 2000, all options with an exercise price in excess of CDN$2.00, amounting to 3,100,000 options, were re-priced such that their new exercise price was CDN$2.00 per share. The new exercise price of CDN$2.00 was in excess of the market price of the Company's common shares on the day the options were re-priced.

Stock options outstanding as at December 31, 2002 are summarized as follows:

		Options Outstanding			Options Vested	
	Exercise price range CDN$	Number of options outstanding	Weighted average remaining life Years	Weighted average exercise price CDN$	Number of options vested	Weighted average exercise price CDN$
Directors	$0.60 to $0.79	565,000	3.5	$0.72	343,335	$0.72
	$1.00 to $1.19	216,300	2.6	$1.12	216,300	$1.12
	$1.80 to $1.99	100,000	1.5	$1.95	100,000	$1.95
	$2.00 to $2.19	1,390,000	4.1	$2.00	1,390,000	$2.00
		2,271,300	3.7	$1.59	2,049,635	$1.69
Officers	$0.40 to $0.59	75,000	3.9	$0.55	50,000	$0.55
	$0.60 to $0.79	240,000	3.2	$0.63	146,666	$0.63
	$1.00 to $1.19	175,000	1.5	$1.15	175,000	$1.15
	$1.60 to $1.79	45,000	4.7	$1.76	15,000	$1.76
	$2.00 to $2.19	375,000	3.4	$2.00	375,000	$2.00
		910,000	3.1	$1.34	761,666	$1.44
Other employees	$0.60 to $0.79	584,335	3.2	$0.62	339,003	$0.62
	$0.80 to $0.99	35,000	6.6	$0.80	35,000	$0.80
	$1.00 to $1.19	115,000	1.5	$1.15	115,000	$1.15
	$1.80 to $1.99	55,000	2.1	$1.80	55,000	$1.80
	$2.00 to $2.19	935,000	3.3	$2.00	935,000	$2.00
		1,724,335	3.2	$1.45	1,479,003	$1.58
Grand total		4,905,635	3.4	$1.50	4,290,304	$1.61

Of the total number of options reflected in the foregoing table, 1,566,300 relate to the 1994 ESOP and 3,339,335 relate to the 1996 ESOP.

In addition, the Company granted, on February 19, 2003, 1,349,000 new stock options under the 1996 ESOP with a strike price of CDN$2.05 and a maturity of five years.

Pro forma disclosures

Until the issue of Section 3870 of the CICA Handbook dated November 13, 2001, which establishes standards for the recognition, measurement and disclosure of stock-based compensation, the Company did not recognize, in income, the cost of stock-based compensation. Therefore, as at December 31, 2001, the Company did not record any compensation cost in connection with its stock option plans. Effective January 1, 2002, the Company adopted without restatement of the prior-period comparative financial statements, the new CICA accounting standards for Stock-based Compensation and Other Stock-based Payments and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of this new standard had no effect on the Company's reported earnings for the year ended December 31, 2002.

For purposes of the pro forma disclosures required by Section 3870 of the CICA Handbook, the fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for fiscal 2002, 2001 and 2000: 5.0 years expected term, 92% volatility, 5.0% interest rate and an expected dividend yield of 0% since no dividend payments were made.

The total pro forma fair value of options granted in each of the years in the three-year period ended December 31, 2002, was as follows:

	Pro forma fair value of options granted $
Options granted in year ended	
December 31, 2000	72,800
December 31, 2001	654,700
December 31, 2002	40,500

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period.

Upon re-pricing the options in June 2000, an additional expense is recorded for pro forma purposes, which is equal to the difference between the value of the original options on the date of re-pricing and the value of the new re-priced options on the date of re-pricing. The additional expense of $221,400 was recorded in the second quarter of 2000 for purposes of pro forma disclosure. The cost of stock-based compensation for the years ended December 31, 2002, 2001 and 2000, would be $214,900, $464,200 and $401,300, respectively. The resulting pro forma net income (loss) and net income (loss) per share is as follows:

	2002 $	2001 $	2000 $
Pro forma net income (loss) attributable to common shareholders	9,482,600	(4,178,700)	(7,808,800)
Pro forma net income (loss) per common share-			
Basic	0.13	(0.06)	(0.12)
Diluted	0.12	(0.06)	(0.12)

13. TAXES

The Company's operations are conducted through its wholly-owned subsidiaries RNGM, S.A., RNR and Naraval, which are subject to income taxes in Spain, including most notably Value Added Tax ("VAT"). VAT inspections are carried out by the tax authorities on an annual basis relating to VAT refunds and no matters that might affect the recoverability of these balances have been identified to date. As at December 31, 2002, the Company has recorded $2,571,100 (2001 - $2,675,400) as VAT and other taxes receivable, of which $2,528,400 (2001 - $2,442,300) correspond to VAT exclusively.

Significant components of the Company's future tax assets as at December 31, 2002 and 2001, are as follows:

	2002 $	2001 $
Future tax assets		
Tax value of mineral properties exceeding accounting value	9,964,600	10,171,400
Non-capital loss carryforwards		
Canada	2,499,700	2,523,900
Spain	2,971,700	2,539,300
Share issue costs	233,100	114,100
Total future tax assets	15,669,100	15,348,700
Valuation allowance for future tax assets	(15,669,100)	(15,348,700)
Net future tax assets	–	–

The Company has available $8,490,700 (2001 - $7,255,200) of net operating tax loss carryforwards reported from its Spanish operations and incurred from 1998 to 2002 that expire in 15 years from the date incurred. In addition, the Company has $7,935,500 (2001 - $6,538,600) of net operating tax loss carryforwards reported from its Canadian operations and incurred from 1996 to 2002 that expire in seven years from the date incurred.

Due to the uncertainty regarding the ultimate utilization of the net operating loss carryforwards and other tax assets, the Company has recorded a valuation allowance for the full amount of the future tax assets.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery) is as follows:

	2002 $	2001 $	2000 $
Income taxes at statutory rates	3,743,200	(1,433,800)	(2,859,300)
Expenses deductible for accounting, not for tax	–	678,300	1,636,100
Utilization of prior year losses not benefited	(212,800)	–	–
Change in net future tax assets valuation allowance, including exchange rate effect	(3,209,500)	911,700	1,488,100
Foreign tax rate differentials	(5,100)	31,400	108,600
Share issuance costs deductible for tax purposes	(315,800)	(187,600)	(373,500)
	–	–	–

14. DERIVATIVE FINANCIAL INSTRUMENTS

The return on the Company's investments will depend on fluctuations in gold and other commodity prices, exchange rates and on the put/call program and other hedging transactions arranged by the Company to mitigate these risks.

On October 26, 2000, the Company settled all its then existing put and call options and contracted a put/call structure to partially cover market and exchange rate risks for the period of the new credit agreement with Deutsche Bank *(see notes 2 and 9)*. On settlement of its then existing put and call options, the fair value was $5,134,900. This amount was applied to the new put/call structure and represents the net premium associated with such structure.

The detail by maturity year of the gold put/call options cancelled in October 2000, as at the day of the cancellation, was as follows:

	2002	2001	2000	Total
Purchase of US$/oz put options				
Ounces	55,000	55,000	12,500	122,500
Exercise price	US$315/oz	US$315/oz	US$315/oz	US$315/oz
Sale of US$/oz call options				
Ounces	38,500	38,500	8,500	85,500
Exercise price	US$395/oz	US$395/oz	US$395/oz	US$395/oz

Also, on June 26, 2001, the Company entered into an additional hedging contract consisting of the forward sale of 14,255 ounces of gold in the period 2002-2006 at $300.98 per ounce.

In May 2002, the Company purchased call options with the same term to maturity and exercise price as the US$365 per ounce call options that had been written and sold on October 26, 2000. Coincident with the purchase of those call options, the Company terminated the hedging relationship of the written call options denominated in US$. The fair value of the purchased call options on the date of purchase was $1,090,700. This amount was recorded in Other assets and Other current assets depending on its maturity. As at December 31, 2002, the increase in the fair value of the purchased call options was equal to the decrease in the fair value of the written call options, therefore, eliminating any impact on net income.

In February 2003, the Company purchased call options with the same terms to maturity and exercise price as the €405 per ounce gold calls previously written and sold, representing 82,736 ounces of gold.

The detail of the transactions relating to the structure entered into in 2000, forwards entered into in 2001 and purchased calls entered into in 2002, outstanding as at December 31, 2002 and 2001, is as follows:

Transaction	Term	Total ounces	Exercise price per ounce
December 31, 2002 -			
Purchase of put options	2003-2006	76,540	US$280
Purchase of put options	2003-2006	270,902	€300
Sale of call options	2003-2006	58,244 [(a)]	US $365
Purchase of call options	2003-2006	58,244 [(a)]	€405
Sale of call options	2003-2006	194,154	€405
Forwards	2003-2006	13,647	US$300.98
December 31, 2001 -			
Purchase of put options	2002-2006	111,094	US$280
Purchase of put options	2002-2006	362,024	€300
Sale of call options	2002-2006	79,022	US$365
Sale of call options	2002-2006	248,944	€405
Forwards	2002-2006	14,255	US$300.98

(a) Contracts matched with different counter-parties.

During 2002 and 2001, the detail of gold options and forwards which have matured is as follows:

Maturity date	Total ounces	Exercise price/ounce	Spot price/ounce
Year 2002 -			
October 2002	608	US$300.98	US$316.90
Year 2001 -			
June 2001	23,429	€ 300	€ 295.94
June 2001	30,441	US$280	US$265.66
December 2001	30,441	US$280	US$274.19

As at December 31, 2002, the detail of the net premium, as defined above, is as follows *(see note 8)*:

	December 31, 2001 $	Charged to expenses $	Transfers $	Premiums on purchased call options $	Translation adjustment due to currency exchange $	December 31, 2002 $
Other current assets	1,096,300	(1,175,600)	996,900	275,900	196,800	1,390,300
Other assets	2,436,200	–	355,600	814,800	464,900	4,071,500
Accounts payable and Accrued liabilities	–	–	(201,400)	–	–	(201,400)
Other long-term liabilities	–	–	(1,151,100)	–	–	(1,151,100)
	3,532,500	(1,175,600)	–	1,090,700	661,700	4,109,300

In order to minimize the effect of exchange rate fluctuations, the Company signed various foreign exchange contracts, all of which matured in February 2002. At December 31, 2001, the put and call option contracts in force were as follows:

Transaction	Maturity date	Hedged amount in US$	Exercise price
Purchase of call option on Euros in exchange for US dollars	January 2002	1,500,000	€ 1.0142/$
Purchase of call option on Euros in exchange for US dollars	February 2002	1,500,000	€ 1.0142/$
		3,000,000	
Sale of a put option on Euros in exchange for US dollars	January 2002	1,500,000	€ 1.0398/$
Sale of a put option on Euros in exchange for US dollars	February 2002	1,500,000	€ 1.0398/$
		3,000,000	

These contracts impacted the proceeds of gold sales and were recognized at the time of such sales.

The Company recorded losses of $300,100 in 2002 (2001 - $1,755,900) with respect to its foreign exchange contracts, which are included as Gold sales in the consolidated statements of operations and deficit. The loss represents the difference between the spot price of the foreign currency at the date of closing out the contract, as compared to the contracted foreign exchange rate.

Fair value of derivative financial instruments

Fair value represents the amount at which financial instruments could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price.

The calculation of fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

The following table presents the fair value of derivative financial instruments at December 31, 2002:

	Book value $	Fair value $	2002 Fair value over (under) book value $
Held for asset-liability management purposes			
Premium paid/(received)			
Purchased put options (US$280/ounce)	1,491,600	245,800	(1,245,800)
Purchased put options (€300/ounce)	4,924,600	2,352,100	(2,572,500)
Written call options (US$365/ounce)	(581,800)	(1,352,500)	(770,700)
Purchased call options (US$365/ounce)	1,352,500	1,352,500	–
Written call options (€405/ounce)	(3,077,600)	(2,179,400)	898,200
Forwards (US$300.98/ounce)	–	(751,500)	(751,500)
Total value	4,109,300	(333,000)	(4,442,300)

15. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP, as described below.

(a) Derivative financial instruments

The Company uses option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.

Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction. For periods up to and including December 31, 2000, gains and losses on these contracts were also accounted for as a component of the related hedged transaction under U.S. GAAP.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. FAS 133 requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. FAS 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

The Company has not implemented a new treasury management system that complies with the new documentation requirements for hedge accounting under FAS 133. As a result, for the year ended December 31, 2002 and 2001, the Company's derivative portfolio is not eligible for hedge accounting despite the fact that management considers its portfolio to be an effective risk management tool and an economic hedge of its future gold sales.

Accordingly, for purposes of reconciling to U.S. GAAP, the Company recorded a charge to income of $2,957,000 in the year ended December 31, 2002 (2001 - $2,354,700). The charges to income of $2,957,000 and $2,354,700 recorded in the years ended December 31, 2002 and 2001, respectively, represent the change in fair value of the Company's remaining derivative financial instruments between the beginning and the end of the year. For periods prior to and including December 31, 2000, this amount would have been deferred and recorded as a component of the related hedged transaction under U.S. GAAP.

Upon adoption of FAS 133, the Company recorded a net cumulative adjustment to other comprehensive loss of $3,957,200 as at January 1, 2001. This adjustment includes an amount that represents the negative fair value of the purchased put and written call options outstanding as at January 1, 2001, of $657,200. Of this amount, $36,400 was charged to income and $1,563,000 was credited to income during 2002 and 2001, respectively, and the remaining unrealized gain of $869,400 will reverse through income from 2003 to 2006. In addition, the net cumulative adjustment to other comprehensive loss includes a separately recorded deferred gain on settlement of a past put and call option structure of $4,614,400 *(see note 2)*. Of this amount, $2,307,200 was credited to income during each of 2002 and 2001. The Company's derivative financial instruments were limited to purchase put and written call options on future gold sales. These derivative financial instruments were designated in a hedging relationship that addressed the cash flow exposure of forecasted gold sales, therefore, the transition adjustment has been recorded as a cumulative adjustment to other comprehensive loss.

(b) Mineral properties

In accordance with Statement of Financial Accounting Standards No. 121 ("FAS 121"), project financing costs are excluded from the evaluation of mineral properties (excluding exploration costs) for impairment purposes. In addition, under U.S. GAAP, if assets are determined to be impaired, a reduction in the carrying amount to estimated fair value is required in accordance with FAS 121. Application of FAS 121 had no impact on the recoverability of mineral properties. Under Canadian GAAP, mineral properties are evaluated for impairment using future undiscounted cash flows.

(c) **Stock-based compensation**

In accordance with Statement of Financial Accounting Standards No. 123 and Financial Accounting Standards Board Interpretation No. 44, the re-priced stock options *(see note 12)* are accounted for as a variable award from the date of re-pricing to the date the options are exercised, forfeited or expired. For purposes of reconciling to U.S. GAAP, additional compensation expense recorded in this respect, amounted to $256,600 (2001 - nil; 2000 - nil).

(d) **Comprehensive income**

U.S. GAAP requires the disclosure of all components of comprehensive income. Comprehensive income is defined as the change in shareholders' equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

As noted in the table below, the Company recorded cumulative translation adjustments ("CTA") in comprehensive income. CTA arises from the translation of its Spanish subsidiaries for which the functional currency is the Euro to the Company's reporting currency in U.S. dollars. In addition, the Company recorded a cumulative adjustment to comprehensive income at January 1, 2001, for the change in derivative financial instrument accounting.

(e) The following table presents net income (loss), comprehensive income (loss) and income (loss) per share information following U.S. GAAP:

	2002 $	2001 $	2000 $
Net income (loss) under Canadian GAAP	9,697,500	(3,714,500)	(7,407,500)
Adjustments			
Derivative financial instruments *(see section (a))*	(2,957,000)	(2,354,700)	–
Stock-based compensation *(see section (c))*	(256,600)	–	–
Net income (loss) under U.S. GAAP	6,483,900	(6,069,200)	(7,407,500)
Other comprehensive income (loss)			
Foreign currency translation	6,766,100	(1,831,000)	(2,998,400)
Cumulative adjustment at January 1, 2001, for the change in derivative financial instrument accounting	–	3,957,200	–
Derivative financial instruments realized in net income (loss)	(2,343,600)	(744,200)	–
	4,422,500	1,382,000	(2,998,400)
Comprehensive income (loss) under U.S. GAAP	10,906,400	(4,687,200)	(10,405,900)
Income (loss) per common share under U.S. GAAP			
Basic	0.09	(0.07)	(0.11)
Diluted	0.08	(0.07)	(0.11)

(f) The following tables indicate the significant items in the consolidated balance sheets as at December 31, 2002 and 2001, that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

	December 31, 2002				
	Canadian GAAP $	Derivative financial instruments *(a)* $	Stock-based compensation *(c)* $	Foreign currency translation *(d)* $	U.S. GAAP $
Other current assets	2,413,800	(1,113,400)	–	–	1,300,400
Other assets	5,963,700	(2,577,400)	–	–	3,386,300
Accounts payable and accrued liabilities	(11,489,900)	(58,800)	–	–	(11,548,700)
Other long-term liabilities	(3,965,100)	(692,700)	–	–	(4,657,800)
Employee stock options	–	–	(256,600)	–	(256,600)
Deficit	29,350,200	5,311,700	256,600	–	34,918,500
Accumulated other comprehensive (income) loss	–	(869,400)	–	7,349,600	6,480,200
Cumulative foreign exchange translation adjustment	7,349,600	–	–	(7,349,600)	–

	December 31, 2001			
	Canadian GAAP $	Derivative financial instruments *(a)* $	Foreign currency translation *(d)* $	U.S. GAAP $
Other current assets	1,489,300	(363,700)	–	1,125,600
Other assets	4,303,100	(693,000)	–	3,610,100
Accounts payable and accrued liabilities	(12,750,900)	(255,200)	–	(13,006,100)
Current portion of deferred revenue	(2,307,200)	2,307,200	–	–
Other long-term liabilities	(3,304,400)	(137,000)	–	(3,441,400)
Deficit	39,047,700	2,354,700	–	41,402,400
Accumulated other comprehensive (income) loss	–	(3,213,000)	14,115,700	10,902,700
Cumulative foreign exchange translation adjustment	14,115,700	–	(14,115,700)	–

There would be no differences in the consolidated balance sheet line items as at December 31, 2000, under U.S. GAAP.

(g) There would be no differences in the consolidated statement of cash flows for each of the years in the three-year period ended December 31, 2002, under U.S. GAAP.

(h) **Stock-based compensation**

Until the issue of Section 3870 of the CICA Handbook dated November 13, 2001, which establishes standards for the recognition, measurement and disclosure of stock-based compensation, the Company did not recognize, in income, the cost of stock-based compensation under Canadian GAAP. Therefore, as at December 31, 2001, the Company did not record any compensation cost in connection with its stock option plans *(see note 12)*. Effective January 1, 2002, under Canadian GAAP the Company adopted without restatement of the prior-period comparative financial statements, the new CICA accounting standards for Stock-based Compensation and Other Stock-based Payments and has elected to continue accounting for employee stock options using the intrinsic value method.

For purposes of the pro forma disclosures required by Statement of Financial Accounting Standards No. 123 (“FAS No. 123”) under U.S. GAAP, assumptions applied in the calculation of the fair value of each option granted and total pro forma fair value of options granted in each of the years in the three year period ended December 31, 2002, and the cost of stock-based compensation for the years ended December 31, 2002, 2001 and 2000, is disclosed in note 12.

The resulting pro forma net income (loss) and net income (loss) per share is as follows:

	2002 $	2001 $	2000 $
Pro forma net income (loss) attributable to common shareholders	6,269,000	(6,533,400)	(7,808,800)
Pro forma net income (loss) per common share-			
Basic	0.09	(0.10)	(0.12)
Diluted	0.08	(0.10)	(0.12)

(i) **New accounting standards**

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

Canadian GAAP standards

In November 2001, the CICA issued a new Accounting Guideline, “Hedging Relationships” (“AcG-13”) to provide guidance for applying hedge accounting principles. AcG-13’s scope is mainly limited to providing rules for determining when hedge accounting can be used. A key feature of the guideline is the need to have documentation of hedging relationships in place in order to achieve hedge accounting. In December 2002, the CICA approved proposed amendments to AcG-13 to clarify certain of the requirements in AcG-13 and provide additional application guidance. The proposed amendments will be finalized in the first half of 2003 and will be applicable when AcG-13 becomes effective for fiscal years beginning on or after July 1, 2003.

In December 2002, the CICA amended Handbook Section 3475, “Disposal of Long-lived Assets and Discontinued Operations” (“CICA 3475”). CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. CICA 3475 applies to disposal activities initiated on or after May 1, 2003.

In January 2003, the CICA issued a new accounting guideline, “Disclosures of Guarantees” (“AcG-14”), to provide guidance for disclosure of significant information about guarantees a company has provided, without regard to whether a company will have to make any payments under the guarantees and in addition to the accounting required by Contingencies, Section 3290. AcG-14 is applicable to annual and interim periods beginning on or after January 1, 2003.

In January 2003, the CICA issued a new Handbook Section 3063, "Impairment of Long-lived Assets" ("CICA 3063"). CICA 3063 replaces requirements on the impairment of assets previously contained in Section 3061, "Property, Plant and Equipment," and harmonizes Canadian accounting for the impairment of long-lived assets with U.S. GAAP (Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets"). CICA 3063 will be effective for fiscal years beginning on or after April 1, 2003, with earlier adoption encouraged. Application of CICA 3063 is prospective.

In January 2003, the CICA issued a new Handbook Section 3110, "Asset Retirement Obligations" ("CICA 3110"). CICA 3110 replaces the requirements on future removal and site restoration costs contained in Handbook Section 3061, "Property, Plant and Equipment" and harmonizes the Canadian accounting for the recognition and measurement of liabilities and obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets with U.S. GAAP (Financial Accounting Standard No. 143, "Accounting for Asset Retirement Obligations"). CICA 3110 will be effective for fiscal years beginning on or after January 1, 2004. Earlier application is encouraged. Application of CICA 3110 is retroactive with restatement.

Although the Company is currently reviewing AcG-13, CICA 3475, AcG-14, CICA 3063 and CICA 3110, the impact, if any, of these pronouncements on its consolidated financial statements has not been determined.

U.S. GAAP standards

In June 2001, the Financial Accounting Standards Board ("FASB") approved Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" ("FAS No. 143"). The standard requires reporting entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. FAS No. 143 is applicable for years beginning after June 15, 2002.

During 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS No. 146"). FAS No. 146 requires that costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred. FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value; previously a liability was only recorded when a loss under a guarantee was probable and reasonably estimable. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

Although the Company is currently reviewing FAS No. 143 and FAS No. 146 and the recognition and measurement requirements of FIN 45, the impact, if any, of these pronouncements on its consolidated financial statements as reported under U.S. GAAP has not been determined.

16. SIGNIFICANT CUSTOMERS

For the year ended December 31, 2002, sales to the Company's two largest customers amounted to 60% and 40% of total sales revenues (2001 - 2 customers for 62% and 38%; 2000 - 2 customers for 59% and 37%).

17. SUBSEQUENT EVENT

On February 6, 2003, the Company completed an equity financing comprised of 12,000,000 special warrants at a price of CDN$2.25 per special warrant for gross proceeds, collected on the same date, of CDN$27,000,000. Each special warrant entitles the holder to acquire, without further payment, one common share of the Company. The Company obtained a receipt for a final prospectus on March 7, 2003, and the special warrants were exercised into common shares of the Company on March 14, 2003. That prospectus qualifies both the special warrants issued in March 2003 and in February 2002 *(see notes 6 and 11).*

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